MFS® INVESTMENT MANAGEMENT
We invented the mutual fund®

MFS® Municipal Series Trust

Annual Report • March 31, 2000

For the States of: Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts

Table of Contents

MFS Original Research®

Research has been central to investment management at MFS since 1932, when we created one of the first in-house research departments in the mutual fund industry. Original Research℠ at MFS is more than just crunching numbers and creating economic models: it's getting to know each security and each company personally.

Letter from the Chairman



Jeffrey L. Shames

Dear Shareholders,

This spring, the U.S. stock market experienced record point drops and volatility that have given many investors cause for concern. While the recent market correction has rattled a lot of nerves, it's important to put the current market environment into perspective. Throughout the history of the market, investors have experienced numerous corrections (declines of more than 20%) and periods of extreme volatility. Of course, past performance is no guarantee of future results, however, over the long-term, stock and bond investors have enjoyed returns that have solidly outpaced inflation.

From our perspective, as we look at the global investment climate at the beginning of the new millennium, we see many reasons for optimism, as well as the need to voice some words of caution. Our reasons for being optimistic about both stock and bond markets include:

- Strong corporate earnings growth: We believe that, over time, the most important driver of stock prices is corporate earnings. Our research indicates that the average earnings growth for U.S. companies could approach 15% in 2000, which would bode very well for U.S. equities. We are also seeing encouraging signs that companies worldwide, and particularly in Europe, are beginning to focus more on earnings and shareholder value — that is, delivering stock price performance that will reward investors. As we research companies around the globe, we are finding that specific areas of opportunity include technology companies, especially those involved in wireless telecommunications and in supplying infrastructure and services for the Internet.
- Low inflation worldwide: We believe accelerating inflation is one of the chief factors that could end the current economic boom. While the U.S. economy continues to grow rapidly, we have not experienced significant signs of inflation. In our opinion, perhaps the major force keeping inflation at bay is worldwide productivity increases, fueled by advancing technology. A technological revolution based on computerization and the Internet appears to be making it possible for companies to produce more products with less employees, thereby enabling companies to increase earnings without raising prices. A related factor keeping inflation down is the heightened competition of an increasingly global marketplace, where, for example, businesses are beginning to use computer networks and the Internet to shop worldwide for the lowest prices from suppliers.
- Strong global economies: Our outlook is that a majority of national economies will continue to experience healthy growth with low inflation. In late January, the current economic boom in the United States became the longest in the nation's history. It appears to us that the U.S. Federal Reserve Board's (the Fed's) program of gradual interest-rate increases will eventually be successful in cooling the somewhat-overheated U.S. economy while prolonging the boom. In Europe, we see strong evidence that most countries will continue on a moderate growth path with low inflation. A major reason for this is that European companies have begun to adopt the practices of downsizing, outsourcing, and consolidation that have helped revitalize U.S. industry over the past decade. We are witnessing a similar situation in Japan, as more firms merge, restructure, and invest in technology. In the Pacific Rim, most economies have recovered from the economic turmoil of late summer 1998 and are surging ahead. We believe progress toward restructuring Asia's banking systems and other ailing industries bodes well for stronger investor confidence in the region. While business conditions have been less favorable in Latin America due to relatively high inflation, increased exports and industrial production suggest to us that the region's recession has ended.

Amid this positive global outlook, however, we believe investors should also heed some cautionary notes:

- It is highly unlikely that U.S. equity markets will continue to perform at the pace of the last several years. Although our outlook for U.S. markets this year is quite positive, we believe it is unrealistic for investors to expect stock market returns, as measured by the Standard & Poor's 500 Composite Index,[1] to routinely exceed 20%, as they did for the past four years.
- High valuations, especially of technology stocks, have made U.S. markets increasingly volatile. Investor excitement over the past year has pushed many technology-related stocks to very high relative prices, as expressed by their price/earnings (P/E) ratios. In general, we believe these higher valuations are largely supported by the strong earnings growth mentioned earlier. However, as we've recently experienced, this backdrop has led to a highly volatile environment, where the market is swift to punish companies whose earnings are less than expected and where fear can rapidly overcome the desire to invest for long-term goals.
- Rising interest rates may dampen markets in the short term, particularly in the United States and Europe. The Fed's current program of raising interest rates could potentially cool both stock and bond markets, and the European Central Bank has tended to follow the lead of the Fed in adjusting its own interest rates. It is our expectation, however, that in the long term interest rates will trend down again, perhaps by the end of this year. We believe that could be favorable for both equity and fixed-income investments.

On balance, it appears to us that the current global investment climate is well matched to MFS' research-oriented style of investing. In the equity markets, where we believe earnings growth is the most reliable indicator of long-term performance, we feel our research team is second to none in determining the real value of a company and its long-term earnings potential. To do that, our portfolio managers and our worldwide team of research analysts spend extensive time visiting with companies, talking to their customers, and investigating their competition. In fixed-income investing, we believe the quality of our research gives us an advantage by helping us determine which types of securities can add the most value to a fund, and by helping us reduce the credit risk which is the biggest danger to some higher-income bond funds. In sum, MFS Original Research® is one of the most important factors in our ongoing effort to deliver competitive performance to you, our investors.

We appreciate your confidence and welcome any questions or comments you may have.

Respectfully,

Jeffrey L. Shames
Chairman and Chief Executive Officer
MFS Investment Management®

April 18, 2000

---

[1]The Standard & Poor's 500 Composite Index (the S&P 500) is a popular, unmanaged index of common stock total return performance. It is not possible to invest directly in an index.

Investments in mutual funds will fluctuate and may be worth more or less upon redemption.

The opinions expressed in this letter are those of Jeffrey L. Shames, and no forecasts can be guaranteed.

Management Review and Outlook

Dear Shareholders,

The past 12 months proved difficult for fixed-income investments. Strong economic growth in the United States, combined with the lowest unemployment rate in 30 years, kindled fears of inflation. These concerns, in turn, resulted in higher interest rates and falling bond prices (interest rates and bond prices move in opposite directions). Further fueling the rise in interest rates was a pickup in global economic activity, as foreign economies recovered from the emerging market crisis of 1998. This backdrop helped convince the Federal Reserve Board (the Fed) to raise the federal funds rate — the rate banks charge each other for overnight loans — five times during the past nine months. By doing so, the Fed was trying to dampen economic growth to a more sustainable level and thereby moderate inflationary pressures. As a result, yields on 30-year "AAA"-rated general obligation municipal bonds stood at 5.62% on March 31, 2000, up from 4.97% a year ago.

More recently, the municipal market enjoyed a positive first quarter of 2000. Rates on 30-year "AAA"-rated general obligation municipal bonds peaked at 5.92% in mid-January before declining by 30 basis points (0.30%). That's because investors became more confident that Fed actions would indeed curb economic activity and contain inflation. Another benefit was a dramatic reduction in new-issue supply thus far in 2000, which was down more than 40% compared to the same period in 1999. This decline followed the 25% drop for all of 1999, down from the near-record levels of new issuance achieved in 1998, when very low interest rates encouraged municipalities to come to market for new funding.

Looking more closely at the portfolios, we benefited from keeping their durations slightly shorter than those of our Lipper peer groups. Duration is an indication of a portfolio's sensitivity to changes in interest rates; with shorter durations, the portfolios were less susceptible to price declines resulting from increases in interest rates. Given the continued strength of the U.S. economy and its long-running expansion, the fiscal health of many municipal issuers has been sustained or improved, resulting in overall high credit quality in the market. At the same time, we felt that most lower-quality bonds did not offer enough of a reward for taking on the additional credit risk. Indeed, lower-quality bonds underperformed higher-rated securities during the 12-month period, so our underweighting in lower-rated credits proved to be helpful to performance. Nevertheless, we were able to selectively add lower-rated bonds to the portfolios when we felt we were being paid to take on the added risk. By doing so, we helped provide the portfolios with higher yields and, therefore, more stability in the rising interest-rate environment. In addition, as interest rates moved higher, we were able to purchase new issues that offered higher yields and better protection from being called, or redeemed, before maturity if interest rates were to fall once again.

We believe that active management can add value to fixed-income mutual funds. Our investment process relies heavily on fundamental analysis and less on making major interest-rate projections. While we do generally have an outlook on the direction of interest rates, we tend to adjust the portfolios' durations only when we have a strong opinion one way or the other. Instead, we aim to differentiate ourselves with MFS Original Research®, through which we implement an issuer-oriented, bottom-up approach to selecting securities for the portfolios. We have a strong team of research analysts who examine the fundamental strengths and weaknesses of each issuer. We attempt to overweight sectors that we believe have positive risk/reward profiles. Our goal is to provide the highest sustainable income, while managing risk for the benefit of our shareholders.

While each state was unique in terms of the types of securities it had available, its issuance patterns, and its cash flows, no one region stood out either as a leader or a laggard. The U.S. economy on the whole has performed very well for several years. Instead of the cycles we used to experience, in which one region would perform better than the others, we've seen an environment in which every state has prospered. In terms of sectors, we've gravitated toward those that have benefited from the current economic expansion, and we believe their high credit quality should help provide the portfolios with a reasonable amount of stability. This strategy would include general obligation bonds, tax-backed bonds, essential-service credits such as water and sewer, port authorities, higher education, and, in particular, public utilities such as electric and gas. In this last category, our analysts have, on a selective basis, recommended issuers that have generated consistent cash flows due to steady revenue streams and sizable market shares. In some areas, the utilities sector has been slow to experience the effects of competitive price pressures predicted to emerge as a result of deregulation, while offering opportunities because of restructuring that has occurred over the past few years. At the same time, we've moved very cautiously on health care bonds. Managed care competition and concerns about declines in Medicare and Medicaid reimbursements resulting from the Balanced Budget Act of 1997 have caused significant difficulties in this industry nationwide. Our reduced exposure to this sector paid off in terms of the portfolios' relative performance.

Looking ahead, we believe that tax-equivalent yields offered by municipal bonds in today's markets are extremely compelling. In some cases, municipal bond yields are equal to or higher than yields on comparable-maturity, taxable U.S. Treasuries. (Principal value and interest on Treasury securities are guaranteed by the U.S. government if held to maturity.) Therefore, we feel that municipal bonds are a relatively stable, attractive alternative to other fixed-income asset classes, and that they offer investors an opportunity to reallocate their current holdings after the tremendous runup in the equity markets.

Management Review and Outlook – continued

As always, we will use our research-driven, bottom-up MFS Original Research to search for opportunities in the municipal marketplace.

Respectfully,

Michael L. Dawson
Portfolio Manager

Geoffrey L. Schechter
Portfolio Manager

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. Their views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The portfolios are actively managed, and current holdings may be different.

PORTFOLIO MANAGERS' PROFILES

Michael L. Dawson is Assistant Vice President and a portfolio manager of all state municipal bond funds at MFS Investment Management®. He is also a portfolio manager of MFS® Municipal Bond Fund, MFS® Municipal Limited Maturity Fund, and MFS® Municipal Income Fund. He joined MFS in 1998 and was named Assistant Vice President and portfolio manager in 1999. Prior to joining MFS, Mr. Dawson worked in institutional sales — fixed income for Fidelity Capital Markets and Goldman Sachs. Prior to that, he was a research analyst in the municipal bond group at Franklin Templeton. He is a graduate of Santa Clara University and received an M.B.A. degree from Babson College in May 1999.

Geoffrey L. Schechter is Vice President of MFS Investment Management® and a portfolio manager of MFS® Municipal Bond Fund, MFS® Municipal Limited Maturity Fund, and MFS® Municipal Income Fund. He is also a portfolio manager of all state municipal bond funds. Mr. Schechter joined MFS as Investment Officer in 1993 after working as a municipal credit analyst with a major insurance company. He was named portfolio manager in 1993, Assistant Vice President in 1994, and Vice President in 1995. Mr. Schechter is a graduate of the University of Texas and has an M.B.A. degree from Boston University. He is a Chartered Financial Analyst and a Certified Public Accountant.

All portfolio managers at MFS Investment Management® are supported by an investment staff of over 100 professionals utilizing MFS Original Research®, a global, issuer-oriented, bottom-up process of selecting securities.

FUND FACTS

Objective: Each Fund seeks current income exempt from federal income taxes and from the personal income taxes, if any, of the state to which its name refers.

Commencement of investment operations:

Alabama	February 1, 1990
Arkansas	February 3, 1992
California	June 18, 1985
Florida	February 3, 1992
Georgia	June 6, 1988
Maryland	October 31, 1984
Massachusetts	April 9, 1985

Net assets as of March 31, 2000:

Alabama	$ 83.7 million
Arkansas	$116.3 million
California	$267.7 million
Florida	$ 84.1 million
Georgia	$ 62.8 million
Maryland	$141.8 million
Massachusetts	$233.0 million

Class inception:

Alabama	Class A	February 1, 1990
	Class B	September 7, 1993
Arkansas	Class A	February 3, 1992
	Class B	September 7, 1993
California	Class A	June 18, 1985
	Class B	September 7, 1993
	Class C	January 3, 1994
Florida	Class A	February 3, 1992
	Class B	September 7, 1993
Georgia	Class A	June 6, 1988
	Class B	September 7, 1993
Maryland	Class A	October 31, 1984
	Class B	September 7, 1993
Massachusetts	Class A	April 9, 1985
	Class B	September 7, 1993

The following information illustrates the historical performance of each Fund's original share class in comparison to various market indicators. Performance results include the deduction of the maximum applicable sales charge and reflect the percentage change in net asset value, including reinvestment of dividends. Each Fund's results have been compared to the relevant state municipal debt fund tracked by Lipper Inc., an independent firm that reports mutual fund performance. For those states where Lipper does not track state-specific fund performance, we have provided the average "other state" municipal debt fund returns. Each Fund's results have also been compared to the Lehman Brothers Municipal Bond Index, an unmanaged index of municipal bond investments rated "Baa" or higher. However, while this index is considered the benchmark for the performance of municipal bond funds, it is comprised of municipal bonds issues nationwide, while each of the Funds in the Trust is limited to investing in the bonds of a particular state. Benchmark comparisons are unmanaged and do not reflect any fees or expenses. The performance of other share classes will be greater than or less than the line shown (See Notes to Performance Summary.) It is not possible to invest directly in an index.

MFS® ALABAMA MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment

(For the 10-year period ended March 31, 2000)


$25,000
$20,000
$15,000
$10,000
$5,000
3/90
3/92
3/94
3/96
3/98
3/00
$19,951
$18,234
Lehman Brothers Municipal Bond Index
MFS Alabama Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	–0.82%	+14.30%	+29.57%	+91.43%	–1.56%	+11.76%	+24.66%	+81.80%
Average Annual Total Return Excluding Sales Charge	–0.82%	+4.55%	+5.32%	+6.71%	–1.56%	+3.78%	+4.51%	+6.16%
Average Annual Total Return Including Sales Charge	–5.53%	+2.87%	+4.30%	+6.19%	–5.28%	+2.88%	+4.18%	+6.16%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	10 Years
Average Alabama municipal debt fund†	–1.88%	+3.69%	+4.65%	+6.50%
Lehman Brothers Municipal Bond Index#	–0.08%	+5.52%	+6.07%	+7.15%

‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

MFS® ARKANSAS MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment

(For the period from the commencement of the Fund's investment operations, February 3, 1992, through March 31, 2000. Index information is from February 1, 1992.)


$18,000
$14,000
$10,000
$6,000
2/92
3/94
3/96
3/98
3/00
$16,619
$14,850
Lehman Brothers Municipal Bond Index
MFS Arkansas Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	Life*	1 Year	3 Years	5 Years	Life*
Cumulative Total Return Excluding Sales Charge	–0.24%	+14.85%	+27.90%	+55.91%	–1.02%	+12.28%	+23.17%	+22.78%
Average Annual Total Return Excluding Sales Charge	–0.24%	+4.72%	+5.04%	+5.60%	–1.02%	+3.94%	+4.26%	+4.88%
Average Annual Total Return Including Sales Charge	–4.97%	+3.04%	+4.03%	+4.97%	–4.82%	+3.01%	+3.92%	+4.88%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	Life*
Average "other state" municipal debt fund†	–2.05%	+4.04%	+4.81%	+5.27%
Lehman Brothers Municipal Bond Index#	–0.08%	+5.52%	+6.07%	+6.42%

*For the period from the commencement of the Fund's investment operations, February 3, 1992, through March 31, 2000. Index information is from February 1, 1992.
‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

MFS® CALIFORNIA MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment

(For the 10-year period ended March 31, 2000)


$25,000
$20,000
$15,000
$10,000
$5,000
3/90
3/92
3/94
3/96
3/98
3/00
$19,951
$18,187
Lehman Brothers Municipal Bond Index
MFS California Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

				Class A
	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	–1.41%	+17.18%	+32.14%	+90.93%
Average Annual Total Return Excluding Sales Charge	–1.41%	+5.43%	+5.73%	+6.68%
Average Annual Total Return Including Sales Charge	–6.09%	+3.73%	+4.71%	+6.16%

				Class B
	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	–2.21%	+14.39%	+26.76%	+80.12%
Average Annual Total Return Excluding Sales Charge	–2.21%	+4.58%	+4.86%	+6.06%
Average Annual Total Return Including Sales Charge	–5.96%	+3.66%	+4.52%	+6.06%

				Class C
	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	–2.29%	+13.83%	+25.81%	+79.61%
Average Annual Total Return Excluding Sales Charge	–2.29%	+4.41%	+4.70%	+6.03%
Average Annual Total Return Including Sales Charge	–3.23%	+4.41%	+4.70%	+6.03%

				Comparative Indices‡
	1 Year	3 Years	5 Years	10 Years
Average California municipal debt fund†	–2.45%	+4.46%	+5.21%	+6.44%
Lehman Brothers Municipal Bond Index#	–0.08%	+5.52%	+6.07%	+7.15%

‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%. Class C Share Performance Including Sales Charge takes into account the deduction of the 1% CDSC applicable to Class C shares redeemed within 12 months.

Class B and C share performance include the performance of the Fund's Class A shares for periods prior to their inception (blended performance). Class B and C blended performance has been adjusted to take into account the CDSC applicable to Class B and C shares rather than the initial sales charge (load) applicable to Class A shares. These blended performance figures have not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B and C shares are higher than those of Class A, the blended Class B and C share performance is higher than it would have been had Class B and C shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

MFS® FLORIDA MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment

(For the period from the commencement of the Fund's investment operations, February 3, 1992, through March 31, 2000. Index information is from February 1, 1992.)


$20,000
$15,000
$10,000
$5,000
2/92
3/92
3/94
3/96
3/98
3/00
$16,619
$14,920
Lehman Brothers Municipal Bond Index
MFS Florida Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	Life*	1 Year	3 Years	5 Years	Life*
Cumulative Total Return Excluding Sales Charge	–1.38%	+14.35%	+27.51%	+56.64%	–2.07%	+11.65%	+22.37%	+19.88%
Average Annual Total Return Excluding Sales Charge	–1.38%	+4.57%	+4.98%	+5.66%	–2.07%	+3.74%	+4.12%	+4.91%
Average Annual Total Return Including Sales Charge	–6.06%	+2.89%	+3.96%	+5.03%	–5.82%	+2.82%	+3.78%	+4.91%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	Life*
Average Florida municipal debt fund†	–2.37%	+4.14%	+4.96%	+5.69%
Lehman Brothers Municipal Bond Index#	–0.08%	+5.52%	+6.07%	+6.42%

*For the period from the commencement of the Fund's investment operations, February 3, 1992, through March 31, 2000. Index information is from February 1, 1992.
‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

Performance Summary – continued

MFS® GEORGIA MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment

(For the 10-year period ended March 31, 2000)



$25,000
$20,000
$15,000
$10,000
$5,000
3/90
3/92
3/94
3/96
3/98
3/00
$19,951
$17,504
Lehman Brothers Municipal Bond Index
MFS Georgia Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				*Class B*			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	–1.32%	+14.92%	+27.84%	+83.77%	–2.06%	+12.48%	+23.00%	+74.70%
Average Annual Total Return Excluding Sales Charge	–1.32%	+4.75%	+5.03%	+6.27%	–2.06%	+4.00%	+4.23%	+5.74%
Average Annual Total Return Including Sales Charge	–6.01%	+3.06%	+4.02%	+5.76%	–5.81%	+3.08%	+3.89%	+5.74%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	10 Years
Average Georgia municipal debt fund†	–2.16%	+4.36%	+5.16%	+6.42%
Lehman Brothers Municipal Bond Index#	–0.08%	+5.52%	+6.07%	+7.15%

‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

MFS® MARYLAND MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment

(For the 10-year period ended March 31, 2000)



$25,000
$20,000
$15,000
$10,000
$5,000
3/90
3/92
3/94
3/96
3/98
3/00
$19,951
$16,750
Lehman Brothers Municipal Bond Index
MFS Maryland Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	–1.27%	+14.55%	+26.18%	+75.85%	–1.82%	+12.46%	+22.14%	+68.18%
Average Annual Total Return Excluding Sales Charge	–1.27%	+4.63%	+4.76%	+5.81%	–1.82%	+3.99%	+4.08%	+5.34%
Average Annual Total Return Including Sales Charge	–5.96%	+2.95%	+3.75%	+5.29%	–5.59%	+3.07%	+3.74%	+5.34%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	10 Years
Average Maryland municipal debt fund†	–1.77%	+4.23%	+4.88%	+6.39%
Lehman Brothers Municipal Bond Index#	–0.08%	+5.52%	+6.07%	+7.15%

‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

MFS® MASSACHUSETTS MUNICIPAL BOND FUND

Growth of a Hypothetical $10,000 Investment

(For the 10-year period ended March 31, 2000)



$25,000
$20,000
$15,000
$10,000
$5,000
3/90
3/92
3/94
3/96
3/98
3/00
$19,951
$17,477
Lehman Brothers Municipal Bond Index
MFS Massachusetts Municipal Bond Fund – Class A

Average Annual and Cumulative Total Rates of Return through March 31, 2000

	Class A				Class B			
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	–1.57%	+13.77%	+27.02%	+83.49%	–2.30%	+11.47%	+22.80%	+75.42%
Average Annual Total Return Excluding Sales Charge	–1.57%	+4.39%	+4.90%	+6.26%	–2.30%	+3.69%	+4.19%	+5.78%
Average Annual Total Return Including Sales Charge	–6.25%	+2.71%	+3.88%	+5.74%	–6.03%	+2.77%	+3.86%	+5.78%

	Comparative Indices‡			
	1 Year	3 Years	5 Years	10 Years
Average Massachusetts municipal debt fund†	–2.34%	+4.05%	+4.87%	+6.53%
Lehman Brothers Municipal Bond Index#	–0.08%	+5.52%	+6.07%	+7.15%

‡Average annual rates of return.
†Source: Lipper Inc.
#Source: Standard & Poor's Micropal, Inc.

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%.

Class B share performance includes the performance of the Fund's Class A shares for periods prior to its inception (blended performance). Class B performance has been adjusted to take into account the CDSC applicable to Class B shares rather than the initial sales charge (load) applicable to Class A shares. This blended performance has not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B shares are higher than those of Class A, the blended Class B share performance is higher than it would have been had Class B shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers, without which the results would have been less favorable. Subsidies and waivers may be rescinded at any time. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to a capital gains tax. See the prospectus for details.

Portfolio of Investments – March 31, 2000

MFS ALABAMA MUNICIPAL BOND FUND

Municipal Bonds – 96.3%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 16.6%		
Birmingham, AL, 5.75s, 2019	$2,000	$ 2,021,980
Commonwealth of Puerto Rico, Aqueduct & Sewer Authority Rev., 5s, 2015	1,300	1,211,431
Florence, AL, FSA, 5s, 2018	850	772,820
Hoover, AL, 6s, 2017	500	523,090
Houston County, AL, AMBAC, 6.25s, 2019	750	782,910
Huntsville, AL, 5.5s, 2020	1,000	973,930
Jefferson County, AL, Board of Education, FSA, 5.8s, 2020	865	868,607
Mobile County, AL, 6s, 2014	1,345	1,389,748
Puerto Rico Municipal Finance Agency, RITES, FSA, 6.857s, 2017 ‡‡†	500	503,690
Russell County, AL, Warrants, AMBAC, 5s, 2017	1,595	1,460,605
Shelby County, AL, 7.4s, 2007	1,000	1,060,200
Shelby County, AL, MBIA, 0s, 2011	3,000	1,497,570
Shelby County, AL, 7.7s, 2017	800	847,824
		$13,914,405
State and Local Appropriation – 1.8%		
Puerto Rico Public Buildings Authority, Education & Health, 5.6s, 2008	$ 500	$ 515,980
Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2016 ‡‡†	500	504,590
Puerto Rico Public Finance Corp., RITES, FSA, 6.857s, 2013 ‡‡†	500	519,990
		$ 1,540,560
Refunded and Special Obligations – 7.5%		
Alabama Building Renovation Authority (Fitch Light), 7.45s, 2000	$1,500	$ 1,549,380
Alabama Special Care Facilities Financing Authority (Daughters of Charity), ETM, AMBAC, 5s, 2007	1,500	1,312,035
Baldwin County, AL, Eastern Shore Health Care (Thomas Hospital), ETM, 8.5s, 2001	1,000	1,057,400
Gadsden East, AL, Medical Clinic Board Rev. (Baptist Hospital), 7.8s, 2001	1,000	1,066,570
Montgomery County, AL, Department of Human Resources Rev., 7s, 2001	1,000	1,043,550
State of Alabama, 7.1s, 2000	250	257,320
		$ 6,286,255
Airport and Port Revenue – 5.2%		
Alabama Docks Department Facilities Rev., MBIA, 5.375s, 2017	$1,000	$ 965,210
Alabama Docks Department Facilities Rev., MBIA, 5.5s, 2022	1,000	954,070
Birmingham, AL, Airport Authority, Airport Rev., AMBAC, 5.5s, 2013	1,465	1,456,225
Mobile, AL, Airport Authority Rev., 7.375s, 2012	1,000	1,031,300
		$ 4,406,805
Electric and Gas Utility Revenue – 8.7%		
DeKalb & Cherokee County, AL, Gas Rev., AMBAC, 5.4s, 2016	$2,000	$ 1,970,120
Guam Power Authority Rev., RITES, AMBAC, 5.956s, 2013 ‡‡†	500	493,020
Guam Power Authority Rev., RITES, AMBAC, 5.956s, 2018 ‡‡†	4,500	3,828,510
Southeast Alabama Gas District Systems Rev., AMBAC, 5.5s, 2020	1,000	959,930
		$ 7,251,580

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Health Care Revenue – 5.4%		
Baldwin County, AL, Eastern Shore Health Care (Thomas Hospital), 6.75s, 2015	$1,000	$ 972,150
Cullman, AL, Medical Park South Clinic, "A", 6.5s, 2023	1,000	898,860
Montgomery, AL, Medical Clinic Board Rev. (Jackson Hospital & Clinic), 7s, 2015	2,030	2,056,755
Valley, AL, Special Care Facilities Financing Authority (Lanier Memorial Hospital), 5.65s, 2022	735	588,816
		$4,516,581
Industrial Revenue (Corporate Guarantee) – 9.0%		
Butler, AL, Industrial Development Board, Solid Waste Rev. (James River Corp.), 8s, 2028	$1,000	$1,079,960
Camden, AL, Industrial Development Board, Pollution Control Rev. (Macmillian Bloedel), 7.75s, 2009	500	515,025
Courtland, AL, Industrial Development Board, Solid Waste Disposal Rev. (Champion International), 5.9s, 2017	1,000	939,450
Courtland, AL, Industrial Development Board, Solid Waste Disposal Rev. (Champion International), 6s, 2029	1,000	912,610
Mobile, AL, Industrial Development Board Improvement Rev. (International Paper Co.), 6.35s, 2016	650	654,283
Mobile, AL, Industrial Development Board Improvement Rev. (International Paper Co.), 6.45s, 2019	350	351,831
Piedmont, AL, Industrial Development Board Rev. (Springs Industries), 8.25s, 2010	1,000	1,028,450
Selma, AL, Industrial Development Board (International Paper Co.), 6.7s, 2018	500	508,555
Tarrant City, AL, Industrial Development Board Rev. (Vulcan Materials), 7.5s, 2011	1,500	1,550,730
		$7,540,894
Insured Health Care Revenue – 9.3%		
Alabama Special Care Facilities Financing Authority (Daughters of Charity), AMBAC, 5s, 2025	$1,000	$ 896,420
Houston County, AL, Health Care Authority, AMBAC, 6.125s, 2022	1,000	1,018,500
Huntsville, AL, Health Care Authority Rev., MBIA, 6.375s, 2022 ###	850	867,314
Huntsville, AL, Health Care Authority Rev., MBIA, 5s, 2023 ###	1,000	872,730
Lauderdale County & Florence, AL (Coffee Health Group), MBIA, 5.75s, 2014	1,000	990,980
Lauderdale County & Florence, AL (Eliza Coffee Memorial Hospital), MBIA, 5.75s, 2014	1,000	1,011,070
Montgomery, AL, Medical Clinic Board Rev. (Jackson Hospital & Clinic), AMBAC, 5.875s, 2016	1,000	1,014,790
Montgomery, AL, Special Care Facilities Financing Authority Rev. (Baptist Health), MBIA, 5.375s, 2019	1,150	1,090,729
		$7,762,533
Multi-Family Housing Revenue – 2.1%		
Alabama Housing Finance Authority, Multi-Family Residential Development Rev. (St. Jude), FHA, 7.25s, 2023	$1,345	$1,406,736
Puerto Rico Housing Finance Corp., Multi-Family Mortgage Rev., 7.5s, 2015	345	352,621
		$1,759,357

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Sales and Excise Tax Revenue – 1.1%		
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2018	$1,000	$ 906,710
Single Family Housing Revenue – 4.3%		
Alabama Housing Finance Authority, Single Family Mortgage Rev., GNMA, 6.55s, 2014	$ 930	$ 964,438
Alabama Housing Finance Authority, Single Family Mortgage Rev., GNMA, 5.7s, 2015	1,500	1,496,235
Alabama Housing Finance Authority, Single Family Mortgage Rev., GNMA, 7.4s, 2022	490	500,604
Alabama Housing Finance Authority, Single Family Mortgage Rev., GNMA, 7.5s, 2022	305	312,674
Alabama Housing Finance Authority, Single Family Mortgage Rev., GNMA, 7.6s, 2022	65	65,905
Alabama Housing Finance Authority, Single Family Mortgage Rev., GNMA, 7.75s, 2022	225	230,341
		$ 3,570,197
Turnpike Revenue – 0.6%		
Puerto Rico Highway & Transportation Authority, FSA, 5s, 2016	$ 500	$ 475,810
Universities – 6.6%		
Alabama Agricultural & Mechanical University Rev., MBIA, 5.25s, 2013	$ 500	$ 492,205
Alabama Board of Education Rev. (Shelton State Community College), MBIA, 6s, 2014	1,000	1,025,170
Alabama Board of Education Rev. (Southern Union Community College), MBIA, 5s, 2018	1,000	908,810
Alabama Public School & College, Capital Improvement, 5.75s, 2017	1,000	1,018,560
Alabama Public School & College, Capital Improvement, 5.75s, 2018	1,035	1,049,873
Homewood, AL, Educational Building Authority, Educational Facilities Rev. (Samford University), 6.5s, 2016	1,000	1,038,730
		$ 5,533,348
Water and Sewer Utility Revenue – 12.6%		
Alabama Drinking Water Finance Authority, AMBAC, 6s, 2021	$ 725	$ 738,036
Alabama Water Pollution Control Authority, AMBAC, 5.75s, 2019	1,000	991,750
Alabama Water Pollution Control Authority, AMBAC, 5.5s, 2020	1,380	1,335,481
Arab, AL, Waterworks Board, Water Rev., MBIA, 7.05s, 2016	1,000	1,046,390
Bessemer, AL, Water Rev., AMBAC, 5.75s, 2026	1,000	982,680
Birmingham, AL, Water & Sewer Rev., Warrants, AMBAC, 5.125s, 2017	1,000	946,510
Fairview, AL, Water Rev. (East Cullman), AMBAC, 8s, 2020	955	989,905
Limestone County, AL, Water Authority Rev., FGIC, 5.5s, 2026	2,650	2,528,895
Madison, AL, Water & Waste Board, MBIA, 5.5s, 2019	1,000	975,200
		$10,534,847

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Other – 5.5%		
Alabama Building Renovation Authority, 6s, 2014	$1,515	$ 1,571,358
Birmingham, AL, Downtown Redevelopment Authority, Social Security Administration Building Rev., 12.5s, 2010	2,435	3,014,774
		$ 4,586,132
Total Municipal Bonds (Identified Cost, $80,240,084)		$80,586,014

Floating Rate Demand Notes – 1.9%

Issuer	Principal Amount (000 Omitted)	Value
Gulf Breeze, FL, Rev., due 04/03/00	$1,300	$ 1,300,000
Long Island, NY, Power Authority, Electric Systems Rev., due 04/03/00	100	100,000
Sevier County, TN, Public Building Authority, due 04/03/00	100	100,000
Stevenson, AL, Industrial Development Board, Environmental Improvement Rev. (Mead Corp.), due 04/03/00	100	100,000
Total Floating Rate Demand Notes, at Identified Cost		$ 1,600,000
Total Investments (Identified Cost, $81,840,084)		$82,186,014
Other Assets, Less Liabilities – 1.8%		1,475,888
Net assets – 100.0%		$83,661,902

See portfolio footnotes and notes to financial statements.

Portfolio of Investments – March 31, 2000

MFS ARKANSAS MUNICIPAL BOND FUND

Municipal Bonds – 98.4%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 11.8%		
Arkansas College Savings, “A”, 0s, 2015	$2,575	$ 1,106,812
Arkansas College Savings, “A”, 0s, 2017	1,840	695,778
Arkansas College Savings, “B”, 0s, 2012	1,200	625,656
Arkansas College Savings, “B”, 0s, 2013	1,000	488,540
Arkansas College Savings, “B”, 0s, 2014	1,150	527,678
Arkansas College Savings, “B”, 0s, 2015	1,600	687,728
Arkansas College Savings, “C”, 0s, 2014	1,000	458,850
Arkansas Water Resources Development Authority, 6.375s, 2012 ###	1,000	1,026,770
Arkansas Water Resources Development Authority, 6.375s, 2021	1,000	1,015,150
Commonwealth of Puerto Rico, “C”, MBIA, 7.75s, 2020	3,000	3,067,320
Puerto Rico Municipal Finance Agency, FSA, 6.857s, 2017 ‡‡†	735	740,424
Puerto Rico Municipal Finance Agency, FSA, 6.857s, 2018 ‡‡†	3,250	3,246,750
		$13,687,456
State and Local Appropriation – 3.8%		
Arkansas Development Finance Authority, Local Government Rev., 7.1s, 2008	$2,440	$ 2,537,307
Arkansas Development Finance Authority, Single Family Mortgage Rev., 0s, 2011	4,410	1,944,149
		$ 4,481,456
Refunded and Special Obligations – 9.3%		
Arkansas Housing Development Agency, Single Family Mortgage Rev., 8.375s, 2011 ###	$1,000	$ 1,252,630
Baxter County, AR, Hospital Rev., 7.5s, 2002	3,145	3,396,914
Harrison, AR, Residential Housing Facilities Board, FGIC, 7.4s, 2011	4,000	4,737,120
Sherwood, AR, Residential Housing Facilities Board, MBIA, 7.5s, 2011	1,250	1,477,500
		$10,864,164
Airport and Port Revenue – 0.7%		
Little Rock, AR, Airport Rev., FSA, 5.25s, 2019	$ 800	$ 760,448
Electric and Gas Utility Revenue – 13.8%		
Jefferson County, AR, Pollution Control Rev. (Arkansas Power & Light), 6.3s, 2018	$1,050	$ 1,049,108
North Little Rock, AR, Electric Rev., MBIA, 6.5s, 2010	2,000	2,195,020
North Little Rock, AR, Electric Rev., MBIA, 6.5s, 2015	6,000	6,684,720
Pope County, AR, Solid Waste Disposal Rev. (Arkansas Power & Light), 8s, 2020	1,780	1,841,784
Pope County, AR, Solid Waste Disposal Rev. (Arkansas Power & Light), 8s, 2021	3,000	3,126,000
Virgin Islands Water & Power Authority Rev., ASST GTY, 5.3s, 2018	1,250	1,193,437
		$16,090,069
Health Care Revenue – 6.5%		
Arkansas Development Finance Authority (White River Medical Center), 5.55s, 2019	$ 500	$ 420,420
Baxter County, AR, Hospital Rev., 5.6s, 2021	1,500	1,214,580
Little Rock, AR, Health Facilities Board (Baptist Medical Center), 6.9s, 2009	1,400	1,518,650
Little Rock, AR, Health Facilities Board (Baptist Medical Center), 7s, 2017	3,250	3,389,587
Pulaski County, AR, Hospital Rev. (Children’s Hospital), 6.15s, 2017	1,000	999,930
		$ 7,543,167

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Industrial Revenue (Corporate Guarantee) – 8.6%		
Blytheville, AR, Solid Waste Recycling & Sewerage Treatment Rev. (Nucor), 6.375s, 2023	$3,565	$ 3,636,621
Camden, AR, Environmental Improvement Rev. (International Paper), 7.625s, 2018	1,000	1,073,930
Jonesboro, AR, Industrial Development Rev. (Anheuser-Busch), 6.5s, 2012	3,500	3,674,230
Little River County, AR (Georgia Pacific Corp.), 5.6s, 2026	1,000	870,670
Pine Bluff, AR, Environmental Improvement Rev. (International Paper Co.), 6.7s, 2020	300	307,977
Pine Bluff, AR, Environmental Improvement Rev. (International Paper Co.), 5.55s, 2022	500	443,185
		$10,006,613
Insured Health Care Revenue – 7.8%		
Arkansas Development Finance Authority, Health Facilities Rev. (Sisters of Mercy), MBIA, 5s, 2013	$4,340	$ 4,200,078
Arkansas Development Finance Authority, Health Facilities Rev. (Sisters of Mercy), MBIA, 5s, 2019	4,000	3,631,800
Arkansas Development Finance Authority Rev., AMBAC, 5.375s, 2019	1,315	1,262,203
		$ 9,094,081
Multi-Family Housing Revenue – 2.1%		
Pulaski County, AR, Public Facilities Board, GNMA, 5.75s, 2034	$1,995	$ 1,892,637
West Memphis, AR, Public Facilities Board Mortgage Rev., AMBAC, 0s, 2011	1,090	547,125
		$ 2,439,762
Sales and Excise Tax Revenue – 3.5%		
Little Rock, AR, Hotel & Restaurant Gross Receipts Tax Rev., 7.375s, 2015	$2,790	$ 3,242,761
Virgin Islands, Public Finance Authority, 5.5s, 2022	1,000	886,240
		$ 4,129,001
Single Family Housing Revenue – 12.4%		
Arkansas Development Finance Authority, 5.3s, 2023	$1,000	$ 988,220
Arkansas Development Finance Authority, Single Family Mortgage Rev., GNMA, 7.4s, 2023	925	953,962
Arkansas Development Finance Authority, Single Family Mortgage Rev., GNMA, 6.7s, 2027	2,760	2,833,885
Arkansas Development Finance Authority, Single Family Mortgage Rev., GNMA, 7.45s, 2027	1,130	1,173,121
Jefferson County, AR, Health Care & Residential Facilities Board, 7.25s, 2011	585	604,949
Lonoke County, AR, Residential Housing Facilities Board, 7.375s, 2011	122	126,787
Lonoke County, AR, Residential Housing Facilities Board, FNMA, 7.9s, 2011	523	557,591
Mississippi County, AR, Public Facilities Board, Mortgage Rev., 7.2s, 2010	670	714,294
North Little Rock, AR, Residential Housing Facilities Board, 0s, 2010	9,656	4,697,837
Pulaski County, AR, Public Facilities Board Rev., FNMA, 0s, 2014	2,750	1,221,687
Saline County, AR, Residential Housing Facilities Board, 7.875s, 2011	500	520,845
		$14,393,178

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Solid Waste Revenue – 0.4%		
Ashdown, AR, Pollution Control Rev. (Nekoosa Papers, Inc.), 4.75s, 2008	$ 500	$ 462,240
Student Loan Revenue – 2.6%		
Arkansas Student Loan Authority Rev., 7.15s, 2002	$ 150	$ 153,574
Arkansas Student Loan Authority Rev., 6.75s, 2006	765	778,342
Arkansas Student Loan Authority Rev., "B", 6.25s, 2010	2,000	2,065,280
		$ 2,997,196
Universities – 4.8%		
Arkansas State University Rev., AMBAC, 5s, 2019	$1,000	$ 913,010
Conway, AR, Public Facilities Rev. (Hendrix College), 5.85s, 2016	1,000	999,810
Pope County, AR, Residential Housing Facilities Board (Arkansas Tech University), 6s, 2027	1,000	889,180
University of Arkansas Rev., Athletic Facilities (Razorback Stadium), AMBAC, 4.85s, 2014	500	463,580
University of Arkansas Rev., MBIA, 5.05s, 2019	2,500	2,295,300
		$ 5,560,880
Water and Sewer Utility Revenue – 9.8%		
Arkansas Development Finance Authority, Revolving Loan Fund, 5.85s, 2019	$2,130	$ 2,159,735
Arkansas Development Finance Authority, Waste Water Systems Rev., 4.875s, 2017	1,500	1,370,955
Beaver, AR, Water District, Benton & Washington Counties, Water & Sewer Rev., MBIA, 5.85s, 2008	1,000	1,035,390
Fort Smith, AR, AMBAC, 5.65s, 2019	1,000	997,570
Fort Smith, AR, Water & Sewer Rev., MBIA, 6s, 2012	2,250	2,350,575
South Sebastian County, AR, Water Users Assn., 5.95s, 2016	2,425	2,434,433
South Sebastian County, AR, Water Users Assn., 6.15s, 2023	1,000	1,004,440
		$ 11,353,098
Other – 0.5%		
Arkansas Development Finance Authority, Economic Development Rev., AMBAC, 5.65s, 2014	$ 600	$ 602,520
Total Municipal Bonds (Identified Cost, $111,508,471)		$114,465,329

Floating Rate Demand Notes – 0.2%

Issuer	Principal Amount (000 Omitted)	Value
Harris County, TX, Hospital Rev. (Methodist Hospital), due 04/03/00, at Identified Cost	$ 200	$ 200,000
Total Investments (Identified Cost, $111,708,471)		$114,665,329
Other Assets, Less Liabilities – 1.4%		1,672,749
Net assets – 100.0%		$116,338,078

See portfolio footnotes and notes to financial statements.

MFS CALIFORNIA MUNICIPAL BOND FUND

Municipal Bonds – 98.9%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 15.2%		
Capistrano, CA, Unified School District, 5.875s, 2020	$1,185	$ 1,220,491
Corona, CA, Unified School District, "A", FSA, 5.375s, 2018	1,350	1,322,730
Fresno, CA, Unified School District, MBIA, 5.9s, 2019	1,960	2,053,296
Irvine, CA, School District, AMBAC, 5.8s, 2020	3,500	3,541,615
Los Angeles, CA, FGIC, 6.357s, 2014 ‡‡†	5,405	5,467,049
Los Angeles, CA, Unified School District, FGIC, 5s, 2021	1,000	921,170
Los Angeles, CA, Unified School District, MBIA, 5.625s, 2015	4,890	4,988,387
Lucia Mar, CA, Unified School District, FGIC, 0s, 2013	1,350	662,985
Sacramento, CA, School District, 5.875s, 2020	2,075	2,115,836
State of California, 10s, 2007	1,055	1,384,698
State of California, 5.5s, 2016	3,000	3,018,120
State of California, 7.357s, 2017 ‡‡†	1,250	1,300,600
State of California, AMBAC, 7.2s, 2008	1,600	1,854,928
State of California, AMBAC, 6.3s, 2010	3,000	3,327,510
State of California, AMBAC, 7s, 2010	2,000	2,324,460
State of California, FGIC, 5.357s, 2015 ‡‡†	5,000	4,185,300
Tehachapi, CA, Unified School District, FGIC, 5.625s, 2020	1,100	1,098,955
		$40,788,130
State and Local Appropriation – 13.5%		
Anaheim, CA, Public Finance Authority Rev., FSA, 6s, 2024	$1,000	$ 1,054,310
Banning, CA, Water System Improvement, Certificates of Participation, AMBAC, 8s, 2019	1,000	1,261,360
Bassett, CA, Unified School District, Certificates of Participation, FSA, 4.75s, 2017	1,000	899,420
California Public Works Board, Lease Rev., MBIA, 5.5s, 2015	1,000	1,025,640
California Public Works Board, Lease Rev. (Department of Corrections), 7.4s, 2010	5,000	5,899,800
Carmichael, CA, Water District Rev., MBIA, 5.125s, 2019	3,000	2,832,150
Fortuna, Parlier & Susanville, CA, Certificates of Participation, "B", 7.375s, 2017	930	955,119
Grossmont, CA, Union High School District, Certificates of Participation, MBIA, 0s, 2006	6,000	4,377,420
Inglewood CA, Public Financing Authority Rev., AMBAC, 5.625s, 2015	1,740	1,777,915
Los Angeles, CA, Convention & Exhibition Center Authority, Certificates of Participation, AMBAC, 0s, 2005	2,400	1,863,960
Pasadena, CA, Certificates of Participation (Pasadena Parking Facilities), 6.25s, 2018	3,460	3,730,537
Pomona, CA, Public Financing Authority Rev., 6.25s, 2010	4,020	4,190,931
Riverside County, CA, Certificate of Participation, MBIA, 5s, 2018	1,230	1,139,472
Sacramento County, CA, Certificate of Participation, AMBAC, 5.75s, 2018	1,500	1,523,295
Visalia, CA, Utility Systems Department, Certificates of Participation, MBIA, 0s, 2005	4,655	3,565,730
		$36,097,059
Refunded and Special Obligations – 14.1%		
California Health Facilities Financing Authority Rev. (St. Joseph's Hospital), 6.75s, 2021	$2,710	$ 2,844,850
California Statewide Community Development Authority, Certificates of Participation, CHFC, 0s, 2007	3,645	2,523,543
California Statewide Community Development Authority, Certificates of Participation, CHFC, 0s, 2008	6,345	4,151,216

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – continued		
California Statewide Community Development Authority (St. Joseph's Hospital), 6.625s, 2021	$2,000	$ 2,193,680
Corona, CA, Certificates of Participation (Corona Community Hospital), 8s, 2015	585	671,147
Desert Hospital District, CA, Hospital Rev. (Desert Hospital Corp.), 8.765s, 2020 ‡‡	3,000	3,336,870
Emeryville, CA, Public Financing Authority Rev., Redevelopment Project, 6.5s, 2021	770	815,730
Los Angeles, CA, Convention & Exhibition Center Authority, Certificates of Participation, 9s, 2010	1,900	2,307,740
Pomona, CA, Single Family Mortgage Rev., FHLMC, GNMA, 7.5s, 2023	2,000	2,437,780
Pomona, CA, Single Family Mortgage Rev., FNMA, GNMA, 7.375s, 2010	2,000	2,262,660
Southern California Public Power Transmission Rev., "A", 0s, 2005	3,795	2,943,402
Thousand Oaks, CA, Redevelopment Agency (Shadow Hills), 7s, 2021	8,890	9,597,733
Walnut Valley, CA, Unified School District, AMBAC, 6s, 2011	1,600	1,743,600
		$37,829,951
Airport and Port Revenue – 7.5%		
Los Angeles, CA, Department of Airport Rev. (Ontario International Airport), FGIC, 6s, 2017	$4,100	$ 4,184,870
Los Angeles, CA, Harbor Department Rev., 6.625s, 2025	2,000	2,071,920
Port Oakland, CA, Port Rev., "K", FGIC, 5.75s, 2020	4,000	3,990,000
Port Oakland, CA, Port Rev., MBIA, 6.5s, 2016	1,000	1,047,660
San Francisco, CA, City & County Airport Commission, International Airport Rev., 6.5s, 2019	4,000	4,192,600
San Francisco, CA, City & County Airport Commission, International Airport Rev., FSA, 5s, 2018	5,000	4,543,150
		$20,030,200
Electric and Gas Utility Revenue – 3.9%		
California Pollution Control Financing Authority Rev. (Pacific Gas & Electric Co.), 6.625s, 2009	$1,000	$ 1,042,770
Glendale, CA, Electric Works Rev., 5.75s, 2020	1,160	1,170,544
Glendale, CA, Electric Works Rev., MBIA, 5.75s, 2019	1,420	1,436,359
Kings River Conservation District, CA, Pine Flat Power Rev., 5.125s, 2016	1,500	1,453,080
Los Angeles, CA, Department of Water & Power, Electric Plant Rev., 7.1s, 2031	1,050	1,089,921
Northern California Power Agency, Public Power Rev., 5.85s, 2010	880	911,750
Southern California Public Power Authority Rev. (Southern Transmission Project), 0s, 2005	4,205	3,284,610
		$10,389,034
Health Care Revenue – 2.0%		
California Statewide Community Development Authority Rev. (Childrens Hospital Los Angeles), 5.125s, 2019	$4,000	$ 3,556,560
Tahoe Forest, CA, Hospital District Rev., 5.85s, 2022	1,000	853,670
Washington Township, CA, Health Care Rev., 5s, 2018	1,000	860,650
		$ 5,270,880
Industrial Revenue (Corporate Guarantee) – 0.7%		
California Pollution Control Financing Authority Rev. (Frito-Lay, Inc.), 6.375s, 2004	$1,025	$ 1,064,340
California Pollution Control Financing Authority Rev. (Laidlaw, Inc.), 6.7s, 2007	2,750	687,500
		$ 1,751,840

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Insured Health Care Revenue – 2.1%		
Abag, CA, Finance Authority Rev. (Rhoda Haas Goldman Plaza), CHFC, 5.125s, 2015	$ 2,250	$ 2,081,835
California Health Facilities Financing Authority Rev. (Little Company Mary Health Services), AMBAC, 5s, 2015 ###	2,715	2,558,507
California Health Facilities Financing Authority Rev. (Marshall Hospital), CMI, 5.25s, 2018 ###	1,000	945,360
		$ 5,585,702
Multi-Family Housing Revenue – 5.2%		
California Housing Finance Agency Rev. (Multi-Unit Rental Housing), 6.7s, 2015	$ 2,750	$ 2,873,530
California Statewide Community Development Authority Rev. (Irvine Apartments), 5.25s, 2025	3,000	2,852,940
Palmdale, CA, Multi-Family Housing Rev., FNMA, 7.375s, 2024	1,000	1,037,150
San Bernardino County, CA, Housing Authority Rev. (Equity Residential Redlands), 6.6s, 2029	3,000	2,930,100
Yolo County, CA, Housing Authority Mortgage Rev. (Walnut Park Apartments), FHA, 7.2s, 2033	4,150	4,359,865
		$14,053,585
Sales and Excise Tax Revenue – 1.2%		
Territory of Virgin Islands, Public Finance Authority, 5.875s, 2018	$ 1,500	$ 1,372,470
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2022	2,000	1,772,480
		$ 3,144,950
Single Family Housing Revenue – 3.3%		
California Housing Finance Agency Rev., Home Mortgage, 7.75s, 2010	$ 400	$ 408,732
California Housing Finance Agency Rev., Home Mortgage, FSA, 0s, 2019	6,750	2,109,848
California Housing Finance Agency Rev., Home Mortgage, MBIA, 6s, 2010	1,400	1,441,496
California Housing Finance Agency Rev., Home Mortgage, MBIA, 0s, 2028	13,365	3,061,253
California Rural Home Mortgage Finance Authority, 6.1s, 2031	500	542,525
California Rural Home Mortgage Finance Authority, GNMA, 6.35s, 2029	1,000	1,041,350
San Bernardino County, CA, Single Family Mortgage Rev., GNMA, 7.65s, 2023	90	94,188
Southern California Home Finance Authority, Single Family Mortgage Rev., GNMA, 7.625s, 2023	110	112,791
		$ 8,812,183
Solid Waste Revenue – 1.1%		
California Pollution Control Financing Authority, Solid Waste Disposal Rev. (West Co. Resource Recovery), 5.125s, 2014	$ 1,000	$ 909,560
South Bayside Waste Management, Solid Waste Systems Rev., AMBAC, 5.75s, 2020	2,100	2,119,278
		$ 3,028,838
Special Assessment District – 4.0%		
Brea, CA, Public Finance Authority Rev., MBIA, 0s, 2006	$ 5,650	$ 4,264,925
Concord, CA, Redevelopment Agency, Tax Allocation, BIGI, MBIA, 8s, 2018	40	40,347
Emeryville, CA, Public Financing Authority Rev., Redevelopment Project, 6.5s, 2021	1,230	1,244,551

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Special Assessment District – continued		
Pomona, CA, Public Financing Authority Rev., 5.75s, 2020	$ 1,645	$ 1,588,083
Santa Cruz County, CA, Redevelopment Agency (Oak/Soquel Community), 5.6s, 2017	1,455	1,421,462
Walnut Valley, CA, Public Finance Authority (Walnut Improvement), MBIA, 0s, 2007	1,150	802,677
Walnut Valley, CA, Public Finance Authority (Walnut Improvement), MBIA, 0s, 2008	1,125	742,005
Walnut Valley, CA, Public Finance Authority (Walnut Improvement), MBIA, 0s, 2009	1,175	732,237
		$10,836,287
Turnpike Revenue – 4.0%		
Commonwealth of Puerto Rico, Highway & Transportation Authority Rev., FSA, 5.5s, 2015	$ 1,000	$ 1,020,440
Foothill/Eastern Transportation Corridor Agency, CA, 0s, 2011	2,500	2,177,525
Foothill/Eastern Transportation Corridor Agency, CA, Toll Road Rev., MBIA, 5s, 2016	3,000	2,866,590
Los Angeles County, CA, Metropolitan Transportation Authority, Sales Tax Rev., FSA, 5s, 2019	5,000	4,595,050
		$10,659,605
Universities – 7.5%		
California Education Facilities Authority Rev. (California Western School of Law), MBIA, 5s, 2018	$ 1,000	$ 934,560
California Education Facilities Authority Rev. (College & University), 6s, 2012	1,400	1,432,606
California Education Facilities Authority Rev. (College & University), 6.3s, 2021	1,000	1,006,240
California Education Facilities Authority Rev. (Fresno Pacific University), 6.75s, 2019	1,500	1,548,870
California Education Facilities Authority Rev. (L.A. College of Chiropractic), 5.6s, 2017	500	471,595
California Education Facilities Authority Rev. (Pomona College), 5.875s, 2019	2,000	2,049,440
California Public Works Board, Lease Rev. (California Community Colleges), 5s, 2016	3,675	3,419,918
Los Angeles, CA, Certificates of Participation, 5.7s, 2018	1,900	1,784,594
San Francisco, CA, City & County, Educational Facilities (Community College), 5.5s, 2014	1,000	1,018,180
San Francisco, CA, City & County, Educational Facilities (Zoo Facilities), 5.5s, 2014	1,000	1,018,180
University of California Rev., MBIA, 6.107s, 2016 ‡‡†	5,705	5,339,424
		$20,023,607
Water and Sewer Utility Revenue – 11.4%		
California Department of Water Resources, Central Valley Project Rev., 7s, 2012	$ 1,495	$ 1,770,902
Culver City, CA, Wastewater Facilities Rev., 5.6s, 2019	1,000	999,530
El Monte, CA, Water Authority Rev., AMBAC, 6s, 2019	1,065	1,102,296
Fairfield-Suisun, CA, Sewer District Rev., MBIA, 0s, 2006	2,080	1,556,859
Metropolitan Water District, Linked Savers, RIBS, 5.75s, 2018	10,000	10,225,500
Metropolitan Water District, Waterworks Rev., 5s, 2020	2,500	2,310,700
Modesto, CA, Irrigation District, Financing Authority Rev., AMBAC, 5s, 2017	3,000	2,805,300

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Water and Sewer Utility Revenue – continued		
Napa County, CA, Flood Protection Authority, FGIC, 5s, 2018	$2,745	$ 2,566,795
San Diego, CA, Water Utilities Network Systems Rev., FGIC, 5.375s, 2014	1,000	1,010,120
San Diego, CA, Water Utilities Network Systems Rev., FGIC, 5s, 2016	4,500	4,295,700
San Diego County, CA, Water Authority Rev., 5s, 2017	2,000	1,867,140
		$ 30,510,842
Other – 2.2%		
California Public Capital Improvements Financing Authority Rev., MBIA, 8.1s, 2018	$1,735	$ 1,752,211
Marin, CA, Emergency Radio Authority Rev., AMBAC, 5s, 2015	1,530	1,472,380
South Coast Air Quality Management District Rev., AMBAC, 0s, 2005	3,480	2,707,684
		$ 5,932,275
Total Municipal Bonds (Identified Cost, $261,480,707)		$264,744,968

Floating Rate Demand Notes – 0.4%

Issuer	Principal Amount (000 Omitted)	Value
California Statewide Community Development Authority (Sutter Health), due 04/03/00	$ 700	$ 700,000
Orange County, CA, Sanitation District, Certificates of Participation, due 04/03/00	400	400,000
Total Floating Rate Demand Notes at Identified Cost		$ 1,100,000
Total Investments (Identified Cost, $262,580,707)		$265,844,968
Other Assets, Less Liabilities – 0.7%		1,832,052
Net assets – 100.0%		$267,677,020

See portfolio footnotes and notes to financial statements.

Portfolio of Investments – March 31, 2000

MFS FLORIDA MUNICIPAL BOND FUND

Municipal Bonds – 97.0%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 11.1%		
Dade County, FL, AMBAC, 7.125s, 2015	$1,380	$ 1,630,787
Florida Board of Education, Capital Outlay, 9.125s, 2014	2,600	3,439,930
Orlando, FL, Capital Improvement Special Rev., 5s, 2017	3,575	3,259,399
Puerto Rico Commonwealth, Series A, RITES, MBIA, 7.75s, 2019, ‡‡	1,000	1,030,240
		$ 9,360,356
State and Local Appropriation – 1.1%		
Miami-Dade County, FL, Florida School Board, FSA, 5s, 2017	$1,000	$ 922,870
Refunded and Special Obligations – 8.3%		
Brevard County, FL, Health Facilities Authority Rev. (Wuesthoff Memorial), MBIA, 7.2s, 2002	$1,000	$ 1,066,550
Charlotte County, FL, Utility Rev., FGIC, 6.875s, 2003	500	542,615
Escambia County, FL, Health Facility Rev. (Baptist Hospital), 6.75s, 2003	785	847,462
Florida Board of Education, Capital Outlay, 9.125s, 2014	400	529,456
Florida Turnpike Authority Rev., "A" (Fitch Light), AMBAC, 7.125s, 2001	1,250	1,313,425
Hillsborough County, FL, Capital Improvement Rev. (County Center), 6.75s, 2002	1,500	1,592,175
Port St. Lucie, FL, Utility Rev., Capital Appreciation, FGIC, 0s, 2006	2,405	710,509
Puerto Rico Electric Power Authority Rev., 7s, 2001	240	252,329
Puerto Rico Highway & Transportation Authority Rev., 6.625s, 2002	100	105,915
		$ 6,960,436
Airport and Port Revenue – 12.6%		
Broward County, FL, Airport Systems Rev., AMBAC, 4.8s, 2014, ###	$1,500	$ 1,372,335
Greater Orlando Aviation Authority, FGIC, 5.25s, 2018	1,000	934,100
Hillsborough County, FL, Aviation Authority Rev. (Delta Airlines), 6.8s, 2024, ###	1,500	1,516,020
Hillsborough County, FL, Aviation Authority Rev. (Tampa International)), FGIC, 5.875s, 2015	750	768,443
Hillsborough County, FL, Aviation Authority Rev. (US Air), 8.6s, 2022	2,400	2,554,560
Lee County, FL, Airport Rev., FSA, 5.875s, 2018	1,000	1,011,660
Miami-Dade County, FL, Florida Aviation Rev., MBIA, 5.25s, 2018	1,500	1,399,755
Pensacola, FL, Airport Rev., MBIA, 5.625s, 2014	1,000	1,007,150
		$10,564,023
Electric and Gas Utility Revenue – 14.4%		
Connecticut Development Authority, Pollution Control Rev. (Connecticut Light & Power), 5.85s, 2028	$ 500	$ 446,775
Escambia County, FL, Utility Systems Rev., FGIC, 6.25s, 2015	1,500	1,636,035
Farmington, NM, Pollution Control Rev., 5.8s, 2022	500	455,370
Hillsborough County, FL, Industrial Development Rev. (Tampa Electric Co.), 8s, 2022	3,000	3,256,770
Matagorda County, TX (Reliant Energy), 5.95s, 2030	500	445,835
Orlando, FL, Utility Commission, Water and Electric Rev., 6.75s, 2017	1,500	1,697,115

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Electric and Gas Utility Revenue – continued		
Puerto Rico Electric Power Authority, FSA, 6s, 2016	$2,000	$ 2,061,220
Puerto Rico Electric Power Authority, MBIA, 6.125s, 2008	2,000	2,154,740
		$12,153,860
Health Care Revenue – 6.8%		
Brevard County, FL, Health Facilities Authority Rev. (Friendly Village), 9.25s, 2012	$ 335	$ 338,186
Escambia County, FL, Health Facility Rev. (Baptist Hospital), 6.75s, 2014	175	176,052
Escambia County, FL, Health Facility Rev., "B" (Baptist Hospital), 6s, 2014	1,000	929,050
Highlands County, FL, Health Facilities Authority Rev. (Adventist Health Systems), 5.25s, 2013	1,000	863,700
Jacksonville, FL, Health Facilities Authority, Hospital Rev., 5.375s, 2023	1,000	903,750
Jacksonville, FL, Health Facilities Authority, Industrial Development Rev. (National Cypress), 7s, 2014	1,250	1,292,787
Marion County, FL, Hospital District Rev., 5.5s, 2014	1,000	915,740
Orange County, FL, Industrial Development Rev. (Friendly Village), 9.25s, 2012	335	335,931
		$ 5,755,196
Industrial Revenue (Corporate Guarantee) – 3.1%		
Escambia County, FL, Industrial Development Rev. (Champion International), 6.8s, 2012	$1,000	$ 1,027,430
Escambia County, FL, Pollution Control Rev. (Champion International), 6.95s, 2007	1,000	1,045,540
Sweetwater County, WY, Solid Waste Disposal Rev., "A" (FMC Corp.), 7s, 2024	500	506,025
		$ 2,578,995
Insured Health Care Revenue – 7.5%		
Brevard County, FL, Health Facilities Authority Rev. (Wuesthoff Memorial), MBIA, 6.5s, 2007	$1,000	$ 1,047,350
Charlotte County, FL, Health Care Facilities Rev. (Bon Secours), RIBS, FSA, 7.726s, 2027, ‡‡	2,500	2,523,750
Hillsborough County, FL, Industrial Development Rev. (University Community Hospital), MBIA, 6.5s, 2019	1,000	1,099,200
Jacksonville, FL, Hospital Rev. (University Medical Center), CONNIE LEE, 6.6s, 2013	500	522,505
Tallahassee, FL, Health Facilities Rev. (Tallahassee Memorial Regional Medical Center), MBIA, 6.625s, 2013	1,000	1,079,570
		$ 6,272,375
Sales and Excise Tax Revenue – 1.3%		
Jacksonville, FL, Excise Taxes Rev., FGIC, 0s, 2010	$1,000	$ 563,630
Jacksonville, FL, Excise Taxes Rev., FGIC, 0s, 2011	1,000	533,100
		$ 1,096,730
Single Family Housing Revenue – 7.3%		
Dade County, FL, Housing Finance Authority, Mortgage Rev., "D", FSA, 6.95s, 2012	$ 220	$ 227,249
Dade County, FL, Housing Finance Authority, Mortgage Rev., "E", GNMA, 7s, 2024	60	61,510
Florida Housing Finance Corp. Rev., Homeowner Mortgage Series 4, FSA, 5.85s, 2031	1,000	1,003,930

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Single Family Housing Revenue – continued		
Lee County, FL, Housing Financing Authority Rev., GNMA, 6.5s, 2031	$ 750	$ 772,402
Lee County, FL, Housing Finance Authority Rev., GNMA, 7s, 2031	1,000	1,057,780
Miami Dade County, FL, Housing Finance Authority Rev., GNMA, 5.2s, 2031	1,000	978,090
Palm Beach County, FL, GNMA, 5.5s, 2022	1,000	990,530
Pinellas County, FL, Housing Authority Rev., GNMA, 6.2s, 2031	1,000	1,023,050
		$ 6,114,541
Solid Waste Revenue – 3.4%		
Tampa Bay, FL, Solid Waste System Rev., AMBAC, 5.25s, 2013	$2,000	$ 1,961,500
Tampa Bay, FL, Solid Waste System Rev. (McKay Bay Refuse), AMBAC, 4.75s, 2017	1,000	880,370
		$ 2,841,870
Special Assessment District – 1.5%		
Arbor Greene, FL, Community Development District, 5.75s, 2006	$ 465	$ 453,584
Heritage Isles, FL, Community Development District, 5.75s, 2005	865	848,167
		$ 1,301,751
Turnpike Revenue – 7.0%		
Florida Mid Bay Bridge Authority Rev., AMBAC, 0s, 2018	$1,000	$ 330,360
Florida Turnpike Authority, Turnpike Rev. (Department of Transportation), 5.75s, 2018	2,000	2,023,740
Miami-Dade County, FL, Toll System Rev., FGIC, 6s, 2020	1,000	1,029,150
State of Florida, Department of Transportation, RITES, 5.169s, 2017, ‡‡†	3,000	2,547,840
		$ 5,931,090
Universities – 3.0%		
Florida Housing Finance Corp. Rev. (Crossing at University Apartments), AMBAC, 5.1s, 2018	$1,250	$ 1,129,488
Miami-Dade County, FL, Educational Facilities Authority Rev., 5.5s, 2018	1,400	1,387,190
		$ 2,516,678
Water and Sewer Utility Revenue – 7.4%		
Lee County, FL, Industrial Development Authority Rev. (Bonita Springs Utilities Project), MBIA, 6.05s, 2015	$1,000	$ 1,028,030
Miramar, FL, Wastewater Improvement Rev., FGIC, 6.75s, 2016	955	1,037,111
Seminole County, FL, Water & Sewer Rev., MBIA, 6s, 2019	2,060	2,150,908
Seminole County, FL, Water & Sewer Rev., MBIA, 6s, 2019	940	989,961
Tampa, FL, Utility Systems Rev., FGIC, 5.75s, 2016	1,000	1,022,390
		$ 6,228,400
Other – 1.2%		
Florida Municipal Loan Council Rev., MBIA, 5.625s, 2019	$1,000	$ 999,100
Total Municipal Bonds (Identified Cost, $81,210,972)		$81,598,271

Issuer	Principal Amount (000 Omitted)	Value
Floating Rate Demand Notes – 0.8%		
Gulf Breeze, FL, Rev., due 04/05/00, at Amortized Cost and Value	$700	$ 700,000
Total Investments (Identified Cost, $81,910,972)		$82,298,271
Other Assets, Less Liabilities – 2.2%		1,808,470
Net assets – 100.0%		$84,106,741

See portfolio footnotes and notes to financial statements.

Portfolio of Investments – March 31, 2000

MFS GEORGIA MUNICIPAL BOND FUND

Municipal Bonds – 98.0%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 14.1%		
Commonwealth of Puerto Rico, Municipal Finance Agency, FSA, 7.857s, 2016 ‡‡†	$ 500	$ 545,250
Dalton, GA, Development Authority Rev., MBIA, 5.5s, 2017	1,000	989,850
Forsyth County, GA, School District, 6s, 2015	750	785,265
Fulton County, GA, School District, 6.375s, 2010-2016	4,000	4,412,740
Marietta, GA, 5s, 2013	750	714,615
Rockland County, GA, Hospital Authority Rev. (Ty Cobb Healthcare Systems, Inc.), AMBAC, 5.625s, 2020	500	486,080
State of Georgia, 5s, 2019	1,000	930,720
		$8,864,520
State and Local Appropriation – 11.6%		
Columbia County, GA (Courthouse/Detention Center), 5.625s, 2020	$1,490	$1,462,688
Fulton County, GA, Facilities Corp., AMBAC, 5.5s, 2018	750	739,583
Fulton County, GA, Facilities Corp., AMBAC, 5.9s, 2019	1,000	1,015,580
Georgia Municipal Assn., Inc., Installment Sale Program (Atlanta Detention Center), FSA, 5s, 2014	4,350	4,085,041
		$7,302,892
Refunded and Special Obligations – 8.6%		
Fulton County, GA, Water & Sewage Rev., FGIC, 6.375s, 2014	$3,150	$3,463,519
Royston, GA, Hospital Authority Rev. (Ty Cobb Healthcare Systems, Inc.), 7.375s, 2001	1,565	1,647,116
Territory of Virgin Islands, 7.75s, 2001	305	319,106
		$5,429,741
Airport and Port Revenue – 12.3%		
Atlanta, GA, Airport Facilities Rev., AMBAC, 0s, 2010	$6,000	$3,374,580
Atlanta, GA, Airport Facilities Rev., MBIA, 0s, 2010	3,500	1,983,450
Commonwealth of Puerto Rico, Ports Authority Rev. (American Airlines, Inc.), 6.25s, 2026	1,000	984,710
Fulton County, GA, Development Authority Rev., 5.3s, 2013	1,500	1,356,480
		$7,699,220
Electric and Gas Utility Revenue – 9.3%		
Appling County, GA, Development Authority Rev. (Ogelthorpe Power Corp.), MBIA, 7.15s, 2021	$1,400	$1,499,638
Georgia Municipal Electric Authority, Power Rev., AMBAC, 5.5s, 2009	1,000	1,031,570
Georgia Municipal Electric Authority, Power Rev., AMBAC, 0s, 2013	1,675	826,713
Georgia Municipal Electric Authority, Power Rev., MBIA, 6.5s, 2020	1,250	1,375,313
Monroe County, GA, Development Authority, Pollution Control Rev. (Oglethorpe Power Co.), 6.8s, 2012	1,000	1,084,700
		$5,817,934
Health Care Revenue – 2.5%		
Richmond County, GA, Development Authority, Nursing Home Rev. (Beverly Enterprises, Inc.), 8.75s, 2011	$1,190	$1,263,566
Royston, GA, Hospital Authority Rev. (Ty Cobb Healthcare Systems, Inc.), 6.125s, 2009	330	309,299
		$1,572,865

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Industrial Revenue (Corporate Guarantee) – 8.0%		
Cartersville, GA, Development Authority Rev., Water & Wastewater Facilities (Anheuser-Busch Cos., Inc.), 5.625s, 2009	$1,500	$1,526,325
Savannah, GA, Economic Development Authority Rev. (Hershey Foods Corp.), 6.6s, 2012	1,150	1,201,716
Savannah, GA, Economic Development Authority Rev. (Stone Container Corp.), 7.4s, 2026	300	300,318
Savannah, GA, Economic Development Authority Rev. (Union Camp Corp.), 6.15s, 2017	1,000	992,450
Wayne County, GA, Solid Waste Rev. (ITT-Rayonier, Inc), 8s, 2015	1,000	1,023,470
		$5,044,279
Insured Health Care Revenue – 2.0%		
Savannah, GA, Hospital Authority Rev. (St. Josephs/Candler Health Systems, Inc.), FSA, 5s, 2018	$1,400	$1,255,730
Multi-Family Housing Revenue – 6.2%		
Cobb County, GA, Housing Authority Rev. (Signature Place Corp.), 6.875s, 2017	$1,405	$1,447,010
Hinesville, GA, Leased Housing Corp., FHA, 6.7s, 2017	900	935,262
St. Mary's, GA, Housing Authority Rev. (Cumberland Oaks Apartments), FNMA, 7.375s, 2022	1,470	1,498,459
		$3,880,731
Sales and Excise Tax Revenue – 1.5%		
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2018	$1,000	$ 906,710
Single Family Housing Revenue – 2.9%		
DeKalb County, GA, Housing Authority Rev., GNMA, 7.75s, 2022	$ 285	$ 290,104
Georgia Housing & Finance Authority Rev., 5.2s, 2020	1,000	990,400
Georgia Housing & Finance Authority Rev., 0s, 2031	2,995	297,374
Georgia Residential Finance Authority Rev., FHA, 7.25s, 2021	240	248,546
		$1,826,424
Universities – 3.9%		
Georgia Private Colleges & University Authority Rev. (Emory University), 5.75s, 2016	$1,000	$1,012,140
Marietta, GA, Development Authority Rev. (Southern Polytech University), 6.25s, 2027	1,000	920,050
Savannah, GA, Economic Development Authority Rev. (College Of Art & Design, Inc.), 6.2s, 2009	500	505,805
		$2,437,995
Water and Sewer Utility Revenue – 14.3%		
Atlanta, GA, Water & Wastewater Rev., FGIC, 6.167s, 2016 ‡‡†	$4,000	$4,038,960
Brunswick, GA, Water and Sewer Rev., MBIA, 6.1s, 2014	1,000	1,067,430
Cartersville, GA, Water and Sewer Rev., AMBAC, 7.2s, 2012	2,225	2,308,193
Columbia County, GA, Water & Sewage Rev., FGIC, 6.25s, 2018	470	492,047
Fulton County, GA, Water & Sewage Rev., FGIC, 6.375s, 2014	100	108,234
Macon, GA, Water Authority, Water & Sewer Rev., 5.25s, 2014	1,000	983,800
		$8,998,664

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Other – 0.8%		
Clayton County, GA, Development Authority Rev., 6.25s, 2020	$500	$ 519,920
Total Municipal Bonds (Identified Cost, $60,750,163)		$61,557,625

Floating Rate Demand Notes – 0.6%

Georgia Hospital Financing Authority Rev. (Hospital Loan Program), due 04/03/00, at Amortized Cost and Value	$400	$ 400,000
Total Investments (Identified Cost, $61,150,163)		$61,957,625
Other Assets, Less Liabilities – 1.4%		873,577
Net assets – 100.0%		$62,831,202

See portfolio footnotes and notes to financial statements.

MFS MARYLAND MUNICIPAL BOND FUND

Municipal Bonds – 97.7%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 21.8%		
Anne Arundel County, MD, 4.9s, 2011	$1,005	$ 984,659
Anne Arundel County, MD, 5s, 2015	2,000	1,913,460
Baltimore County, MD, 5.125s, 2013	1,000	988,690
Baltimore, MD, Consolidated Public Improvement, 7.15s, 2009	2,120	2,440,332
Baltimore, MD, Consolidated Public Improvement, FGIC, 5.375s, 2011	900	906,174
Baltimore, MD, Consolidated Public Improvement, FGIC, 5.375s, 2013	770	767,921
Baltimore, MD, Consolidated Public Improvement, MBIA, 7s, 2009	1,000	1,143,150
Frederick County, MD, Public Facilities, 5.25s, 2016	2,000	1,950,380
Howard County, MD, Consolidated Public Improvement, “A”, 5.5s, 2019	1,000	996,350
Howard County, MD, Consolidated Public Improvement, “A”, 5.5s, 2020	2,000	1,985,400
Howard County, MD, Metropolitan District, 0s, 2008	1,000	648,700
Montgomery County, MD, Consolidated Public Improvement, 5.75s, 2018	2,000	2,036,660
Prince George’s County, MD, 0s, 2007	5,110	3,522,578
Prince George’s County, MD, Consolidated Public Improvement, FSA, 5.375s, 2015	4,000	3,976,280
Puerto Rico Municipal Finance Agency, FSA, 6.857s, 2019 ‡‡†	1,000	983,220
Washington, MD, Suburban Sanitation District, 6.1s, 2015	1,070	1,104,797
Washington, MD, Suburban Sanitation District, 5.25s, 2016	865	846,333
Worcester County, MD, Public Improvement, 5.625s, 2013	1,620	1,666,818
Worcester County, MD, Public Improvement, 5.625s, 2015	2,030	2,068,874
		$30,930,776
State and Local Appropriation – 9.6%		
Calvert County, MD, Community Lease Rev., 7.2s, 2010	$ 750	$ 770,310
Howard County, MD, Certificates of Participation, 8.15s, 2021	450	586,220
Howard County, MD, Certificates of Participation, “A”, 8s, 2019	805	1,021,537
Howard County, MD, Certificates of Participation, “B”, 8s, 2019	385	488,561
Howard County, MD, Certificates of Participation, “C”, 8s, 2019	680	862,913
Maryland Stadium Authority, Sports Facilities Leasing Rev., AMBAC, 5.875s, 2012	1,000	1,040,430
Prince George’s County, MD, Certificates of Participation, MBIA, 0s, 2005	2,495	1,915,511
Prince George’s County, MD, Certificates of Participation, MBIA, 0s, 2006	2,490	1,813,567
Prince George’s County, MD, Industrial Development Authority, MBIA, 0s, 2004	980	793,124
Prince George’s County, MD, Industrial Development Authority, MBIA, 0s, 2006	1,800	1,311,012
Prince George’s County, MD, Industrial Development Authority, MBIA, 0s, 2009	1,500	926,730
Puerto Rico Public Finance Corp., AMBAC, 6.857s, 2013 ‡‡†	500	519,990
Puerto Rico Public Finance Corp., AMBAC, 6.857s, 2016 ‡‡†	1,520	1,533,953
		$13,583,858

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – 10.7%		
Maryland Health & Higher Education Facilities Authority Rev. (Good Samaritan Hospital), 5.7s, 2009	$1,085	$ 1,131,579
Maryland Health & Higher Education Facilities Authority Rev. (Howard County General Hospital), 5.5s, 2021	4,000	3,916,120
Maryland Health & Higher Education Facilities Authority Rev. (Kennedy Institute), 6.75s, 2001	500	513,060
Maryland Health & Higher Education Facilities Authority Rev. (University of Maryland Medical System), FGIC, 6.5s, 2001	1,000	1,023,750
Maryland Health & Higher Education Facilities Authority Rev. (University of Maryland Medical System), FGIC, 7s, 2001	1,840	1,929,479
Morgan, MD, State University Academic & Auxiliary Facilities & Fees Rev., MBIA, 0s, 2006	1,135	821,944
Morgan, MD, State University Academic & Auxiliary Facilities & Fees Rev., MBIA, 0s, 2008	1,400	908,348
Prince George's County, MD, Hospital Rev. (Dimensions Health Corp.), 7.25s, 2002	2,000	2,143,920
Puerto Rico Aqueduct & Sewer Authority Rev., 10.25s, 2009	485	611,086
Puerto Rico Electric Power Authority Rev., 7s, 2001	1,000	1,051,370
Washington, MD, Suburban Sanitation District, 6.9s, 2001	1,045	1,092,704
		$15,143,360
Electric and Gas Utility Revenue – 2.1%		
Guam Power Authority Rev., AMBAC, 5.956s, 2015 ‡‡†	$1,680	$ 1,619,856
Puerto Rico Electric Power Authority, Power Rev., FSA, 6.357s, 2015 ‡‡†	1,400	1,355,872
		$ 2,975,728
Health Care Revenue – 4.4%		
Berlin, MD, Hospital Rev. (Atlantic General Hospital), 8.375s, 2022	$1,307	$ 1,321,000
Maryland Health & Higher Education Facilities Authority Rev. (Bradford Oaks Center), 6.375s, 2027	1,500	1,235,805
Maryland Health & Higher Education Facilities Authority Rev. (Catholic Health Initiatives), 6s, 2020	1,000	1,008,370
Maryland Health & Higher Education Facilities Authority Rev. (Doctors Community Hospital), 5.5s, 2024	2,000	1,545,440
Maryland Health & Higher Education Facilities Authority Rev. (Johns Hopkins Hospital), 0s, 2010	2,000	1,121,280
		$ 6,231,895
Industrial Revenue (Corporate Guarantee) – 2.2%		
Baltimore, MD, Port Facilities Rev. (DuPont (E.I.) de Nemours), 6.5s, 2011	$1,500	$ 1,584,345
Northeast Maryland Waste Disposal Authority Resources Recovery Rev. (Baltimore Resco Retrofit), 5s, 2012	1,000	827,110
Upper Potomac, MD, River Commission, Pollution Control Rev. (Westvaco), 10.5s, 2004	150	151,385
Upper Potomac, MD, River Commission, Pollution Control Rev. (Westvaco), 9.125s, 2015	500	507,400
		$ 3,070,240

Issuer	Principal Amount (000 Omitted)	Value
Insured Health Care Revenue – 8.6%		
Maryland Health & Higher Education Facilities Authority Rev. (Anne Arundel Medical Center), FSA, 5.25s, 2012	$ 1,510	$ 1,497,226
Maryland Health & Higher Education Facilities Authority Rev. (Frederick Memorial Hospital), FGIC, 5.25s, 2013	4,550	4,535,349
Maryland Health & Higher Education Facilities Authority Rev. (Medlantic/Helix), AMBAC, 5.25s, 2013	1,000	982,670
Maryland Health & Higher Education Facilities Authority Rev. (Mercy Medical Center), FSA, 5.625s, 2017	1,800	1,792,656
Maryland Health & Higher Education Facilities Authority Rev. (Upper Chesapeake Hospital), FSA, 5.5s, 2020	2,000	1,925,040
Maryland Industrial Development Finance Authority, Economic Development Rev. (Bon Secours Health System), FSA, 7.619s, 2022	1,400	1,491,490
		$12,224,431
Multi-Family Housing Revenue – 3.5%		
Baltimore, MD, City Housing, FHA, 7.75s, 2009	$ 835	$ 842,306
Baltimore, MD, City Housing, FNMA, 7.25s, 2023	1,185	1,189,622
Maryland Community Development Administration, 7.375s, 2021	330	340,128
Maryland Community Development Administration, 0s, 2032	11,605	975,168
Maryland Community Development Administration, 7.8s, 2032	1,190	1,215,668
Montgomery County, MD, Housing Opportunities Commission, 7.375s, 2032	440	452,126
		$ 5,015,018
Sales and Excise Tax Revenue – 1.3%		
Virgin Islands, Public Finance Authority, 5.875s, 2018	$ 1,000	$ 914,980
Virgin Islands, Public Finance Authority, 5.5s, 2022	1,000	886,240
		$ 1,801,220
Single Family Housing Revenue – 5.0%		
Maryland Community Development Administration, 5.875s, 2016	$ 1,850	$ 1,868,500
Maryland Community Development Administration, 6.05s, 2020	1,000	998,850
Maryland Community Development Administration, 7.3s, 2025	940	961,094
Maryland Community Development Administration, 6.75s, 2026 ###	2,235	2,301,357
Montgomery County, MD, Housing Opportunities Commission, 7.5s, 2017	60	61,381
Prince George's County, MD, Housing Authority Rev., GNMA, 4.8s to 2000, 5.375s to 2018	1,000	958,080
		$ 7,149,262
Solid Waste Revenue – 5.4%		
Northeast Maryland, Waste Disposal Authority (Montgomery County), 6s, 2006	$ 1,100	$ 1,139,567
Northeast Maryland, Waste Disposal Authority (Montgomery County), MBIA, 6.3s, 2016	2,000	2,057,360
Northeast Maryland Waste Disposal Authority (Southwest County Resource Recovery), MBIA, 7.2s, 2005	1,000	1,091,420

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Solid Waste Revenue – continued		
Prince George's County, MD (Solid Waste Management), FSA, 5.25s, 2013	$3,500	$ 3,439,765
		$ 7,728,112
Turnpike Revenue – 2.0%		
Puerto Rico Highway & Transportation Authority, 5.5s, 2013	$2,000	$ 2,029,320
Puerto Rico Highway & Transportation Authority, Highway Rev., FSA, 5.5s, 2013	850	877,166
		$ 2,906,486
Universities – 9.9%		
Annapolis, MD, Economic Development Rev. (St. John's College), 5.5s, 2018	$ 750	$ 693,938
Maryland Economic Development Corp., Student Housing Rev. (Salibury), 6s, 2019	1,000	969,870
Maryland Health & Higher Education Facilities Authority Rev. (John Hopkins University), 5.125s, 2020	6,000	5,580,780
Maryland Health & Higher Education Facilities Authority Rev. (John Hopkins University), 5.625s, 2027	1,400	1,374,170
Maryland Health & Higher Education Facilities Authority Rev. (Loyola College), MBIA, 5.5s, 2016	3,000	2,973,750
Morgan, MD, State University, Academic & Auxiliary Facilities Rev., MBIA, 6.05s, 2015	1,500	1,598,370
University of Maryland, Auxillary Facilities & Tuition Rev., 0s, 2004	1,000	799,220
		$ 13,990,098
Water and Sewer Utility Revenue – 4.3%		
Baltimore, MD, Wastewater Rev., FGIC, 6s, 2015 ###	$1,000	$ 1,060,430
Baltimore, MD, Wastewater Rev., MBIA, 5.65s, 2020	2,000	2,009,160
Baltimore, MD, Wastewater Rev., MBIA, 6.782s, 2020	3,000	3,027,480
		$ 6,097,070
Other – 6.9%		
Baltimore County, MD, 5.375s, 2013	$1,600	$ 1,567,440
Baltimore, MD, Convention Center Rev., MBIA, 5.5s, 2014	2,695	2,716,991
Maryland Industrial Development Finance Authority (American Center for Physics), 6.625s, 2017	1,500	1,536,120
Maryland Industrial Development Finance Authority (YMCA/Baltimore), 8s, 2012	2,825	3,075,154
Maryland Industrial Development Finance Authority (YMCA/Baltimore), 8.25s, 2012	795	832,087
		$ 9,727,792
Total Municipal Bonds (Identified Cost, $135,772,346)		$138,575,346

Floating Rate Demand Notes – 0.9%

Harris County, TX, Hospital Rev. (Methodist Hospital), due 04/03/00	$ 300	$ 300,000
Sevier County, TN, Public Building Authority, due 04/06/00	1,000	1,000,000
Total Floating Rate Demand Notes at Identified Cost		$ 1,300,000
Total Investments (Identified Cost, $137,072,346)		$139,875,346

	Value
Other Assets, Less Liabilities – 1.4%	$ 1,926,921
Net assets – 100.0%	$141,802,267

See portfolio footnotes and notes to financial statements.

Portfolio of Investments – March 31, 2000

MFS MASSACHUSETTS MUNICIPAL BOND FUND

Municipal Bonds – 96.4%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 16.2%		
Belmont, MA, 5s, 2015	$ 2,165	$ 2,068,354
Boston, MA, 5.75s, 2019	3,745	3,767,919
Central Berkshire, MA, Regional School District, FSA, 5.25s, 2016 ###	1,410	1,366,713
Commonwealth of Massachusetts, 0s, 2004	1,080	852,152
Commonwealth of Massachusetts, 6s, 2013	125	131,653
Commonwealth of Massachusetts, 6s, 2015	3,000	3,124,560
Commonwealth of Massachusetts, 5.875s, 2017	2,000	2,048,360
Commonwealth of Massachusetts, MBIA, 7.5s, 2004	2,850	3,087,946
Dudley-Charlton, MA, Regional School District, FGIC, 5.864s, 2015 ‡‡‡	1,365	1,330,411
Dudley-Charlton, MA, Regional School District, FGIC, 5.864s, 2016 ‡‡‡	1,430	1,377,233
Dudley-Charlton, MA, Regional School District, FGIC, 5.864s, 2018 ‡‡‡	1,565	1,468,064
Fitchburg, MA, MBIA, 5s, 2015	2,480	2,330,878
Haverhill, MA, FGIC, 5s, 2017	1,000	935,070
Holyoke, MA, 8s, 2001	110	112,530
Lawrence, MA, AMBAC, 9.75s, 2002	250	272,993
Lowell, MA, 8.4s, 2009	1,000	1,046,160
Lynn, MA, AMBAC, 5.125s, 2018	3,690	3,439,338
Middleborough, MA, FGIC, 5.6s, 2014	75	76,194
Northbridge, MA, 7.6s, 2001	125	129,274
Norton, MA, FGIC, 5.125s, 2014	1,000	971,350
Springfield, MA, Municipal Purpose Loan, FSA, 6.25s, 2019	2,300	2,414,402
Sutton, MA, MBIA, 5.5s, 2017	1,000	993,290
Sutton, MA, MBIA, 5.5s, 2019	1,000	979,130
Worcester, MA, FSA, 6s, 2016	3,155	3,288,173
		$37,612,147
State and Local Appropriation – 10.1%		
Massachusetts Bay Transportation Authority, 7s, 2021	$ 5,000	$ 5,670,750
Massachusetts Bay Transportation Authority (General Transportation Systems), 6.2s, 2016	10,000	10,766,800
Plymouth County, MA, Correctional Facilities, AMBAC, 5.125s, 2018 †	5,000	4,605,650
Puerto Rico Public Finance Corp., AMBAC, 6.857s, 2016 †	2,500	2,522,950
		$23,566,150
Refunded and Special Obligations – 18.6%		
Commonwealth of Massachusetts, AMBAC, 6.75s, 2001	$ 2,350	$ 2,462,189
Commonwealth of Massachusetts, ETM, 0s, 2000	8,170	6,456,588
Commonwealth of Massachusetts, ETM, 0s, 2000	2,000	1,520,940
Commonwealth of Massachusetts, ETM, 0s, 2000	2,000	1,495,180
Commonwealth of Massachusetts, ETM, FGIC, 7s, 2007	1,150	1,306,917
Haverhill, MA, FGIC, 7s, 2002	1,250	1,333,100
Holyoke, MA, MBIA, 8s, 2001	1,500	1,559,880
Holyoke, MA, MBIA, 8.1s, 2002	500	548,545
Martha's Vineyard, MA, Land Bank (Land Acquisition), 8.125s, 2001	3,200	3,354,048
Massachusetts Health & Education Facilities Authority (Fairview Extended Care Facility), 10.25s, 2001	2,000	2,144,280
Massachusetts Health & Education Facilities Authority (Massachusetts Eye & Ear Infirmary), 7.375s, 2001	3,000	3,156,660

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – continued		
Massachusetts Health & Education Facilities Authority (New England Deaconess Hospital), 6.875s, 2002	$2,350	$ 2,491,117
Massachusetts Health & Education Facilities Authority (Newton-Wellesley Hospital), 8s, 2000	1,640	1,687,396
Massachusetts Industrial Finance Agency (Curry College), 8s, 2004	490	559,673
Massachusetts Industrial Finance Agency (Curry College), 8s, 2004	1,755	1,993,452
Massachusetts Industrial Finance Agency (Dexter School), 7.5s, 2001	1,430	1,503,631
Massachusetts Industrial Finance Agency (Emerson College), 8.9s, 2001	1,000	1,052,600
Massachusetts Industrial Finance Agency (Vinfen Corp.), 7.1s, 2003	635	693,553
Massachusetts Industrial Finance Agency, Tunnel Rev. (Mass. Turnpike), 9s, 2000	5,035	5,235,041
Massachusetts Port Authority, ETM, 12.75s, 2000	325	355,492
Massachusetts Port Authority, ETM, 13s, 2000	780	1,211,566
Nantucket Island, MA, Land Bank, 7.75s, 2001	1,200	1,268,772
		$43,390,620
Airport and Port Revenue – 7.8%		
Massachusetts Port Authority, 5s, 2015	$5,600	$ 5,213,040
Massachusetts Port Authority, 6s, 2015	900	933,435
Massachusetts Port Authority, 6.125s, 2017	1,460	1,516,867
Massachusetts Port Authority, FGIC, 7.5s, 2020	3,440	3,525,105
Massachusetts Port Authority (USAIR), 5.875s, 2016	1,900	1,924,833
Massachusetts Port Authority (USAIR), MBIA, 5.625s, 2011	1,140	1,159,517
Puerto Rico Ports Authority (American Airlines), 6.3s, 2023	2,370	2,344,001
Puerto Rico Ports Authority (American Airlines), 6.25s, 2026	1,500	1,477,065
		$18,093,863
Health Care Revenue – 9.4%		
Boston, MA, Industrial Development Finance Authority Rev. (Stonehedge Convalescent Center), 10.75s, 2011	$ 570	$ 584,524
Massachusetts Health & Education Facilities Authority (Caritas Christi), 5.7s, 2015	980	816,830
Massachusetts Health & Education Facilities Authority (Children's Hospital), 6.125s, 2012	2,285	2,342,810
Massachusetts Health & Education Facilities Authority (Jordan Hospital), 5.25s, 2018	2,555	2,052,713
Massachusetts Health & Education Facilities Authority (North Adams Regional Hospital), 6.625s, 2018	975	914,111
Massachusetts Health & Education Facilities Authority (South Shore Hospital), 5.625s, 2019	1,970	1,732,418
Massachusetts Industrial Finance Agency (Beverly Enterprises), 8.375s, 2009	4,040	4,256,584
Massachusetts Industrial Finance Agency (Evanswood), 7.625s, 2014	1,200	924,000
Massachusetts Industrial Finance Agency (Massachusetts Biomedical Research), 0s, 2004	5,000	3,995,400
Massachusetts Industrial Finance Agency (Massachusetts Biomedical Research), 0s, 2010	5,300	2,990,366
Massachusetts Industrial Finance Agency (Needham/Hamilton House), 11s, 2010	400	411,288

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Health Care Revenue – continued		
Massachusetts Industrial Finance Agency (WNR, Inc.), 9s, 2023	$ 925	$ 792,170
		$21,813,214
Industrial Revenue (Corporate Guarantee) – 1.6%		
Massachusetts Development Finance Agency (Springfield Resources Recovery), 5.625s, 2019	$2,000	$ 1,864,140
Massachusetts Industrial Finance Agency (Welch Foods, Inc.), 5.6s, 2017	1,700	1,568,335
Springfield, MA, Industrial Development Finance Agency (Terminal Building), 8s, 2001	287	287,110
		$ 3,719,585
Insured Health Care Revenue – 2.5%		
Boston, MA, Industrial Development Finance Authority Rev. (Alzheimers Center), FHA, 5.5s, 2012	$ 695	$ 688,710
Massachusetts Health & Education Facilities Authority (Central New England Health), AMBAC, 5.5s, 2014	1,250	1,245,875
Massachusetts Health & Education Facilities Authority (Newton Wellsley College), MBIA, 6.125s, 2015	1,000	1,036,840
Massachusetts Health & Education Facilities Authority (Partners Healthcare), MBIA, 5.375s, 2018	2,000	1,904,580
Massachusetts Health & Education Facilities Authority (UMass Memorial), AMBAC, 5.25s, 2014	1,000	972,270
		$ 5,848,275
Multi-Family Housing Revenue – 1.1%		
Massachusetts Housing Finance Agency, FNMA, 6.9s, 2025	$1,700	$ 1,774,171
Somerville, MA, Housing Authority Rev. (Clarendon Hill), GMNA, 7.85s, 2010	865	883,987
		$ 2,658,158
Sales and Excise Tax Revenue – 2.9%		
Commonwealth of Massachusetts, 5s, 2017	$3,050	$ 2,845,863
Territory of Virgin Islands, Public Finance Authority, 5.875s, 2018	1,520	1,390,770
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2022	2,950	2,614,408
		$ 6,851,041
Single Family Housing Revenue – 1.6%		
Massachusetts Housing Finance Agency, 6.6s, 2026	$ 850	$ 869,355
Massachusetts Industrial Finance Agency, MBIA, 6.35s, 2022	2,880	2,923,776
		$ 3,793,131
Solid Waste Revenue – 1.2%		
Massachusetts Development Finance Agency, Resource Recovery Rev. (Waste Management, Inc.), 6.9s, 2029	$ 975	$ 972,504
Massachusetts Industrial Finance Agency (Ogden Haverhill), 5.6s, 2019	2,000	1,713,480
		$ 2,685,984

Issuer	Principal Amount (000 Omitted)	Value
Universities – 16.4%		
Commonwealth of Massachusetts, College Building, MBIA, 5.625s, 2016	$1,650	$ 1,659,356
Massachusetts Development Finance Agency Rev. (Eastern Nazarine College), 5.625s, 2019	1,700	1,554,293
Massachusetts Development Finance Agency Rev. (Higher Education Smith College), 5.625s, 2016	1,335	1,323,933
Massachusetts Development Finance Agency Rev. (Higher Education Smith College), 5.5s, 2017	1,310	1,309,332
Massachusetts Development Finance Agency Rev. (Suffolk University), 5.75s, 2019	1,000	957,140
Massachusetts Development Finance Agency Rev. (Suffolk University), 5.85s, 2029	1,000	947,790
Massachusetts Development Finance Agency Rev. (Williston Northampton School), 6.5s, 2028	1,000	922,280
Massachusetts Development Finance Agency Rev. (Xaverian Brothers High School), 5.55s, 2019	1,000	950,980
Massachusetts Development Finance Agency Rev. (Xaverian Brothers High School), 5.65s, 2029	1,000	940,200
Massachusetts Health & Education Facilities Authority (Boston College), 5.25s, 2018	3,500	3,318,630
Massachusetts Health & Education Facilities Authority (Boston College), 5.25s, 2023	4,350	4,073,036
Massachusetts Health & Education Facilities Authority (Learning Center for Deaf Children), 6.1s, 2019	1,000	932,000
Massachusetts Health & Education Facilities Authority (Simmons College), AMBAC, 6.05s, 2020	1,745	1,789,340
Massachusetts Health & Education Facilities Authority (University of Massachusetts), FGIC, 5.75s, 2019	2,395	2,403,981
Massachusetts Health & Education Facilities Authority (University of Massachusetts), FGIC, 5.85s, 2020	1,300	1,311,362
Massachusetts Health & Education Facilities Authority (Wheaton College), 5.25s, 2019	1,000	928,820
Massachusetts Industrial Finance Agency (Belmont Hill School), 5.625s, 2020	1,150	1,103,356
Massachusetts Industrial Finance Agency (Brandeis University), MBIA, 0s, 2004	1,000	795,720
Massachusetts Industrial Finance Agency (Brandeis University), MBIA, 0s, 2005	1,000	754,000
Massachusetts Industrial Finance Agency (Brandeis University), MBIA, 0s, 2009	1,000	604,120
Massachusetts Industrial Finance Agency (Brandeis University), MBIA, 0s, 2010	1,000	570,590
Massachusetts Industrial Finance Agency (Brandeis University), MBIA, 0s, 2011	500	269,250
Massachusetts Industrial Finance Agency (Concord Academy), 5.5s, 2027	1,950	1,741,662
Massachusetts Industrial Finance Agency (Groton School), 5s, 2018	2,960	2,699,727
Massachusetts Industrial Finance Agency (Lesley College), CONNIE LEE, 6.3s, 2025	2,000	2,054,520
Massachusetts Industrial Finance Agency (Tabor Academy), 5.4s, 2018	900	811,494
Massachusetts Industrial Finance Agency (Western New England College), AMBAC, 5s, 2018	1,555	1,419,979
		$38,146,891

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Water and Sewer Utility Revenue – 6.1%		
Massachusetts Water Pollution Abatement, 5.125s, 2016	1,600	1,535,440
Massachusetts Water Pollution Abatement, 5.75s, 2017	2,900	2,934,394
Massachusetts Water Resources Authority, AMBAC, 5.25s, 2015	1,500	1,480,680
Massachusetts Water Resources Authority, FGIC, 6s, 2021	1,000	1,018,740
Massachusetts Water Resources Authority, MBIA, 5s, 2016	1,000	937,060
Massachusetts Water Resources Authority, MBIA, 5.25s, 2020	1,535	1,426,844
Massachusetts Water Resources Authority, RITES, 8.192s, 2019 ‡‡†	4,010	4,924,520
		$ 14,257,678
Other – 0.9%		
Commonwealth of Massachusetts, 5.125s, 2015	$1,000	$ 949,940
Rail Connections, Inc., MA (Route 128 Parking Garage), 6s, 2012	450	453,784
Rail Connections, Inc., MA (Route 128 Parking Garage), 6s, 2013	500	500,130
Rail Connections, Inc., MA (Route 128 Parking Garage), 6s, 2014	250	247,538
		$ 2,151,392
Total Municipal Bonds (Identified Cost, $222,709,630)		$224,588,129

Floating Rate Demand Notes – 4.7%

Issuer	Principal Amount (000 Omitted)	Value
Harris County, TX, Hospital Rev. (Methodist Hospital), due 04/03/00	$4,600	$4,600,000
Knoxville, TN, Utilities Board Rev., due 04/03/00	1,700	1,700,000
Long Island, NY, Power Authority, Electric Systems Rev., due 04/03/00	2,000	2,000,000
Massachusetts Health & Education Facilities Authority, due 04/03/00	1,900	1,900,000
Sevier County, TN, Public Building Authority, due 04/06/00	800	800,000
Total Floating Rate Demand Notes, at Identified Cost, $11,000,000		$ 11,000,000
Total Investments (Identified Cost, $233,709,630)		$235,588,129
Other Assets, Less Liabilities – (1.1%)		(2,617,279)
Net assets – 100.0%		$232,970,850

See portfolio footnotes and notes to financial statements.

Portfolio Footnotes:

‡‡ Inverse floating rate security.

† Restricted security.

Security segregated as collateral for an open futures contract.

Financial Statements

Statements of Assets and Liabilities

March 31, 2000	Alabama Fund	Arkansas Fund	California Fund
Assets:			
Investments –			
Identified cost	$81,840,084	$111,708,471	$262,580,707
Unrealized appreciation	345,930	2,956,858	3,264,261
Total investments, at value	$82,186,014	$114,665,329	$265,844,968
Cash	69,522	53,179	14,782
Receivable for daily variation margin on open futures contracts	7,656	6,687	34,031
Receivable for Fund shares sold	90,881	42,941	277,352
Receivable for investments sold	1,104,810	9,486,636	3,740,093
Interest receivable	1,515,641	1,690,956	3,311,040
Other assets	1,093	1,834	3,604
Total assets	$84,975,617	$125,947,562	$273,225,870
Liabilities:			
Distributions payable	$ 211,401	$ 261,320	$ 620,288
Payable for Fund shares reacquired	55,725	149,306	790,271
Payable for investments purchased	967,211	9,113,487	3,985,560
Payable to affiliates –			
Management fee	802	1,116	1,468
Shareholder servicing agent fee	229	319	734
Distribution and service fee	797	3,379	22,726
Administrative fee	40	56	128
Accrued expenses and other liabilities	77,510	80,501	127,675
Total liabilities	$ 1,313,715	$ 9,609,484	$ 5,548,850
Net assets	$83,661,902	$116,338,078	$267,677,020
Net assets consist of:			
Paid-in capital	$83,283,135	$120,016,368	$268,266,411
Unrealized appreciation on investments	406,237	3,013,134	3,500,420
Accumulated net realized loss on investments	(268,559)	(6,774,077)	(4,262,285)
Accumulated undistributed net investment income	241,089	82,653	172,474
Total	$83,661,902	$116,338,078	$267,677,020
Shares of beneficial interest outstanding:			
Class A	7,275,319	11,140,796	35,672,629
Class B	1,092,622	958,798	10,941,652
Class C	—	—	1,896,122
Total shares of beneficial interest outstanding	8,367,941	12,099,594	48,510,403
Net assets:			
Class A	$72,735,530	$107,111,083	$196,828,249
Class B	10,926,372	9,226,995	60,366,581
Class C	—	—	10,482,190
Total net assets	$83,661,902	$116,338,078	$267,677,020
Class A shares:			
Net asset value per share			
(net assets ÷ shares of beneficial interest outstanding)	$ 10.00	$ 9.61	$ 5.52
Offering price per share (100 ÷ 95.25 of net asset value per share)	$ 10.50	$ 10.09	$ 5.80
Class B shares:			
Net asset value and offering price per share			
(net assets ÷ shares of beneficial interest outstanding)	$ 10.00	$ 9.62	$ 5.52
Class C shares:			
Net asset value and offering price per share			
(net assets ÷ shares of beneficial interest outstanding)	—	—	$ 5.53

On sales of $100,000 or more, the offering price of Class A shares is reduced.
A contingent deferred sales charge may be imposed on redemptions of Class A, Class B, and Class C shares.

See notes to financial statements.

Statements of Assets and Liabilities — continued

March 31, 2000	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Assets:				
Investments –				
Identified cost	$81,910,972	$61,150,163	$137,072,346	$233,709,630
Unrealized appreciation	387,299	807,462	2,803,000	1,878,499
Total investments, at value	$82,298,271	$61,957,625	$139,875,346	$235,588,129
Cash	78,155	33,719	42,359	84,395
Receivable for daily variation margin on open futures contracts	5,500	—	20,781	18,562
Receivable for Fund shares sold	30,685	41,513	43,192	79,675
Receivable for investments sold	3,413,014	561,187	3,191,085	380,000
Interest receivable	1,706,014	1,085,197	2,134,281	3,653,793
Other assets	1,282	947	1,979	3,386
Total assets	$87,532,921	$63,680,188	$145,309,023	$239,807,940
Liabilities:				
Distributions payable	$ 235,336	$ 126,621	$ 265,907	$ 560,316
Payable for Fund shares reacquired	51,345	141,980	166,745	158,109
Payable for investments purchased	3,053,349	495,500	2,981,833	6,007,990
Payable to affiliates –				
Management fee	807	603	1,359	2,227
Shareholder servicing agent fee	230	172	388	637
Distribution and service fee	436	737	1,837	2,691
Administrative fee	40	30	68	112
Accrued expenses and other liabilities	84,637	83,343	88,619	105,008
Total liabilities	$ 3,426,180	$ 848,986	$ 3,506,756	$ 6,837,090
Net assets	$84,106,741	$62,831,202	$141,802,267	$232,970,850
Net assets consist of:				
Paid-in capital	$89,644,150	$63,183,201	$142,730,102	$233,568,987
Unrealized appreciation on investments	425,422	807,462	2,954,594	1,984,316
Accumulated net realized loss on investments	(6,002,256)	(1,124,756)	(3,771,126)	(2,739,076)
Accumulated undistributed (distributions in excess of) net investment income	39,425	(34,705)	(111,303)	156,623
Total	$84,106,741	$62,831,202	$141,802,267	$232,970,850
Shares of beneficial interest outstanding:				
Class A	6,768,913	4,683,366	10,630,243	19,557,306
Class B	2,112,182	1,439,529	2,484,032	2,427,674
Total shares of beneficial interest outstanding	8,881,095	6,122,895	13,114,275	21,984,980
Net assets:				
Class A	$64,107,475	$48,054,121	$114,956,874	$207,227,905
Class B	19,999,266	14,777,081	26,845,393	25,742,945
Total net assets	$84,106,741	$62,831,202	$141,802,267	$232,970,850
Class A shares:				
Net asset value per share				
(net assets ÷ shares of beneficial interest outstanding)	$ 9.47	$ 10.26	$ 10.81	$ 10.60
Offering price per share (100 ÷ 95.25 of net asset value per share)	$ 9.94	$ 10.77	$ 11.35	$ 11.13
Class B shares:				
Net asset value and offering price per share				
(net assets ÷ shares of beneficial interest outstanding)	$ 9.47	$ 10.27	$ 10.81	$ 10.60

On sales of $100,000 or more, the offering price of Class A shares is reduced.
A contingent deferred sales charge may be imposed on redemptions of Class A and Class B shares.

See notes to financial statements.

Statements of Operations

Year Ended March 31, 2000	Alabama Fund	Arkansas Fund	California Fund
Net investment income:			
Interest income	$ 5,220,564	$ 7,356,595	$ 16,165,612
Expenses –			
Management fee	$ 464,761	$ 689,437	$ 1,553,566
Trustees' compensation	16,303	17,342	18,882
Shareholder servicing agent fee	84,661	125,367	282,416
Distribution and service fee (Class A)	182,249	115,546	209,900
Distribution and service fee (Class B)	116,221	98,071	567,787
Distribution and service fee (Class C)	—	—	104,198
Administrative fee	10,962	16,251	36,633
Custodian fee	34,076	48,897	94,111
Printing	4,791	6,376	13,711
Postage	1,913	6,716	12,230
Auditing fees	30,370	30,770	30,770
Legal fees	3,426	4,625	10,218
Miscellaneous	46,046	60,526	105,377
Total expenses	$ 995,779	$ 1,219,924	$ 3,039,799
Fees paid indirectly	(10,055)	(19,620)	(21,492)
Reduction of expenses by investment adviser	(154,290)	(228,603)	(988,734)
Net expenses	$ 831,434	$ 971,701	$ 2,029,573
Net investment income	$ 4,389,130	$ 6,384,894	$ 14,136,039
Realized and unrealized gain (loss) on investments:			
Realized gain (loss) (identified cost basis) –			
Investment transactions	$ (245,884)	$ 66,434	$ 1,673,979
Futures contracts	(15,413)	33,791	(46,764)
Net realized gain (loss) on investments	$ (261,297)	$ 100,225	$ 1,627,215
Change in unrealized appreciation (depreciation) –			
Investments	$(5,155,186)	$(7,259,295)	$(21,778,942)
Futures contracts	60,307	56,276	236,159
Net unrealized loss on investments	$(5,094,879)	$(7,203,019)	$(21,542,783)
Net realized and unrealized loss on investments	$(5,356,176)	$(7,102,794)	$(19,915,568)
Decrease in net assets from operations	$ (967,046)	$ (717,900)	$ (5,779,529)

See notes to financial statements.

Statements of Operations — continued

Year Ended March 31, 2000	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Net investment income:				
Interest income	$ 5,358,148	$ 3,944,261	$ 8,708,023	$ 15,472,977
Expenses –				
Management fee	$ 501,674	$ 366,731	$ 824,446	$ 1,366,966
Trustees' compensation	18,408	18,214	18,624	18,764
Shareholder servicing agent fee	91,223	66,688	149,921	248,573
Distribution and service fee (Class A)	—	129,460	425,884	779,222
Distribution and service fee (Class B)	168,417	149,039	282,403	259,385
Administrative fee	11,835	8,630	19,445	32,196
Custodian fee	36,308	25,103	57,161	86,707
Printing	4,285	4,020	9,313	16,612
Postage	4,173	2,672	6,494	10,295
Auditing fees	30,770	30,770	30,770	30,370
Legal fees	8,947	7,299	5,749	5,042
Miscellaneous	57,987	46,348	70,733	72,401
Total expenses	$ 934,027	$ 854,974	$ 1,900,943	$ 2,926,533
Fees paid indirectly	(10,898)	(10,720)	(26,757)	(17,952)
Reduction of expenses by investment adviser	(166,138)	(121,633)	(273,437)	(453,353)
Net expenses	$ 756,991	$ 722,621	$ 1,600,749	$ 2,455,228
Net investment income	$ 4,601,157	$ 3,221,640	$ 7,107,274	$ 13,017,749
Realized and unrealized gain (loss) on investments:				
Realized gain (loss) (identified cost basis) –				
Investment transactions	$ 919,678	$ (484,846)	$ (210,873)	$ 1,214,131
Futures contracts	27,037	138,610	25,494	(82,622)
Net realized gain (loss) on investments	$ 946,715	$ (346,236)	$ (185,379)	$ 1,131,509
Change in unrealized appreciation (depreciation) –				
Investments	$(7,414,101)	$(4,061,579)	$(9,511,656)	$(19,144,956)
Futures contracts	38,123	—	146,696	105,817
Net unrealized loss on investments	$(7,375,978)	$(4,061,579)	$(9,364,960)	$(19,039,139)
Net realized and unrealized loss on investments	$(6,429,263)	$(4,407,815)	$(9,550,339)	$(17,907,630)
Decrease in net assets from operations	$(1,828,106)	$(1,186,175)	$(2,443,065)	$ (4,889,881)

See notes to financial statements.

Statements of Changes in Net Assets

Year Ended March 31, 2000	Alabama Fund	Arkansas Fund	California Fund
Increase (decrease) in net assets:			
From operations –			
Net investment income	$ 4,389,130	$ 6,384,894	$ 14,136,039
Net realized gain (loss) on investments	(261,297)	100,225	1,627,215
Net unrealized loss on investments	(5,094,879)	(7,203,019)	(21,542,783)
Decrease in net assets from operations	$ (967,046)	$ (717,900)	$ (5,779,529)
Distributions declared to shareholders –			
From net investment income (Class A)	$ (3,861,217)	$ (5,925,715)	$ (10,614,498)
From net investment income (Class B)	(528,444)	(415,186)	(2,636,701)
From net investment income (Class C)	—	—	(432,554)
From net realized gain on investments (Class A)	(848,799)	—	—
From net realized gain on investments (Class B)	(138,597)	—	—
In excess of net realized gain on investments (Class A)	(398)	—	—
In excess of net realized gain on investments (Class B)	(65)	—	—
Total distributions declared to shareholders	$ (5,377,520)	$ (6,340,901)	$ (13,683,753)
Fund share (principal) transactions –			
Net proceeds from sale of shares	$ 14,043,917	$ 6,862,514	$ 46,552,236
Net asset value of shares issued to shareholders in reinvestment of distributions	2,544,352	2,916,772	6,199,778
Cost of shares reacquired	(11,884,985)	(21,635,217)	(64,150,223)
Net increase (decrease) in net assets from Fund share transactions	$ 4,703,284	$ (11,855,931)	$ (11,398,209)
Total decrease in net assets	$ (1,641,282)	$ (18,914,732)	$ (30,861,491)
Net assets:			
At beginning of period	85,303,184	135,252,810	298,538,511
At end of period	$ 83,661,902	$116,338,078	$267,677,020
Accumulated undistributed net investment income included in net assets at end of period	$ 241,089	$ 82,653	$ 172,474

See notes to financial statements.

Statements of Changes in Net Assets — continued

Year Ended March 31, 2000	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 4,601,157	$ 3,221,640	$ 7,107,274	$ 13,017,749
Net realized gain (loss) on investments	946,715	(346,236)	(185,379)	1,131,509
Net unrealized loss on investments	(7,375,978)	(4,061,579)	(9,364,960)	(19,039,139)
Decrease in net assets from operations	$ (1,828,106)	$ (1,186,175)	$ (2,443,065)	$ (4,889,881)
Distributions declared to shareholders –				
From net investment income (Class A)	$ (3,669,012)	$ (2,583,113)	$ (5,853,013)	$ (11,660,828)
From net investment income (Class B)	(941,229)	(631,737)	(1,176,743)	(1,191,178)
Total distributions declared to shareholders	$ (4,610,241)	$ (3,214,850)	$ (7,029,756)	$ (12,852,006)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 25,972,017	$ 6,953,821	$ 11,535,855	$ 22,121,042
Net asset value of shares issued to shareholders in reinvestment of distributions	1,688,936	1,626,287	3,762,280	5,945,668
Cost of shares reacquired	(35,556,134)	(12,825,000)	(24,186,241)	(42,949,525)
Net decrease in net assets from Fund share transactions	$ (7,895,181)	$ (4,244,892)	$ (8,888,106)	$ (14,882,815)
Total decrease in net assets	$(14,333,528)	$ (8,645,917)	$ (18,360,927)	$ (32,624,702)
Net assets:				
At beginning of period	98,440,269	71,477,119	160,163,194	265,595,552
At end of period	$ 84,106,741	$ 62,831,202	$141,802,267	$232,970,850
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 39,425	$ (34,705)	$ (111,303)	$ 156,623

See notes to financial statements.

Statements of Changes in Net Assets — continued

Year Ended March 31, 1999	Alabama Fund	Arkansas Fund	California Fund
Increase (decrease) in net assets:			
From operations –			
Net investment income	$ 4,158,764	$ 6,715,372	$ 13,254,945
Net realized gain on investments	1,016,442	590,303	2,724,580
Net unrealized gain (loss) on investments	(1,146,571)	(1,184,427)	1,479,688
Increase in net assets from operations	$ 4,028,635	$ 6,121,248	$ 17,459,213
Distributions declared to shareholders –			
From net investment income (Class A)	$ (3,730,766)	$ (6,318,426)	$ (10,947,288)
From net investment income (Class B)	(406,822)	(371,258)	(2,054,879)
From net investment income (Class C)	—	—	(252,778)
From net realized gain on investments (Class A)	(201,655)	—	—
From net realized gain on investments (Class B)	(27,134)	—	—
In excess of net investment income (Class A)	—	—	(71,408)
In excess of net investment income (Class B)	—	—	(13,404)
In excess of net investment income (Class C)	—	—	(1,649)
Total distributions declared to shareholders	$ (4,366,377)	$ (6,689,684)	$ (13,341,406)
Fund share (principal) transactions –			
Net proceeds from sale of shares	$ 7,670,880	$ 10,671,454	$ 86,096,243
Net asset value of shares issued to shareholders in reinvestment of distributions	1,798,701	3,098,920	5,808,413
Cost of shares reacquired	(7,440,655)	(19,391,453)	(68,090,571)
Net increase (decrease) in net assets from Fund share transactions	$ 2,028,926	$ (5,621,079)	$ 23,814,085
Total increase (decrease) in net assets	$ 1,691,184	$ (6,189,515)	$ 27,931,892
Net assets:			
At beginning of period	83,612,000	141,442,325	270,606,619
At end of period	$85,303,184	$135,252,810	$298,538,511
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 234,821	$ (133,601)	$ (345,205)

See notes to financial statements.

Statements of Changes in Net Assets — continued

Year Ended March 31, 1999	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 4,587,693	$ 3,489,582	$ 7,062,204	$ 13,185,391
Net realized gain (loss) on investments	1,059,108	2,092,576	820,603	(114,641)
Net unrealized loss on investments	(958,281)	(2,200,188)	(697,500)	(228,393)
Increase in net assets from operations	$ 4,688,520	$ 3,381,970	$ 7,185,307	$ 12,842,357
Distributions declared to shareholders –				
From net investment income (Class A)	$ (3,800,176)	$ (2,952,432)	$ (6,056,412)	$ (11,808,364)
From net investment income (Class B)	(760,880)	(537,150)	(992,797)	(945,242)
In excess of net investment income (Class A)	—	(9,402)	—	—
In excess of net investment income (Class B)	—	(1,711)	—	—
Total distributions declared to shareholders	$ (4,561,056)	$ (3,500,695)	$ (7,049,209)	$ (12,753,606)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 25,238,186	$ 10,300,409	$ 22,326,800	$ 45,386,831
Net asset value of shares issued to shareholders in reinvestment of distributions	1,710,996	1,766,381	3,747,717	5,976,296
Cost of shares reacquired	(23,066,502)	(10,887,622)	(13,687,036)	(42,467,776)
Net increase in net assets from Fund share transactions	$ 3,882,680	$ 1,179,168	$ 12,387,481	$ 8,895,351
Total increase in net assets	$ 4,010,144	$ 1,060,443	$ 12,523,579	$ 8,984,102
Net assets:				
At beginning of period	94,430,125	70,416,676	147,639,615	256,611,450
At end of period	$ 98,440,269	$ 71,477,119	$160,163,194	$265,595,552
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 36,629	$ (41,495)	$ (188,874)	$ (78,771)

See notes to financial statements.

Financial Highlights

Alabama Fund					
	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 10.76	$ 10.80	$ 10.48	$ 10.52	$ 10.34
Income from investment operations# –					
Net investment income§	$ 0.54	$ 0.54	$ 0.55	$ 0.56	$ 0.55
Net realized and unrealized gain (loss) on investments	(0.64)	(0.01)	0.45	0.04	0.18
Total from investment operations	$ (0.10)	$ 0.53	$ 1.00	$ 0.60	$ 0.73
Less distributions declared to shareholders –					
From net investment income	$ (0.54)	$ (0.54)	$ (0.55)	$ (0.55)	$ (0.55)
From net realized gain on investments	(0.12)	(0.03)	(0.13)	(0.09)	—
In excess of net realized gain on investments	(0.00)†	—	—	—	—
Total distributions declared to shareholders	$ (0.66)	$ (0.57)	$ (0.68)	$ (0.64)	$ (0.55)
Net asset value – end of period	$ 10.00	$ 10.76	$ 10.80	$ 10.48	$ 10.52
Total return‡	(0.82)%	5.03%	9.72%	5.82%	7.13%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.89%	0.95%	1.04%	1.10%	1.14%
Net investment income	5.28%	5.04%	5.12%	5.28%	5.18%
Portfolio turnover	44%	23%	21%	22%	37%
Net assets at end of period (000 omitted)	$72,736	$73,851	$75,538	$76,928	$82,484

§The investment adviser voluntarily waived a portion of its fee, for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

	2000	1999	1998	1997	1996
Net investment income	$ 0.52	$ 0.53	$ 0.54	—	$ 0.54
Ratios (to average net assets):					
Expenses##	1.07%	1.07%	1.11%	—	1.24%
Net investment income	5.10%	4.92%	5.05%	—	5.08%

†Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Highlights – continued

Alabama Fund

	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 10.76	$ 10.80	$ 10.48	$ 10.52	$ 10.34
Income from investment operations# –					
Net investment income§	$ 0.46	$ 0.46	$ 0.47	$ 0.47	$ 0.46
Net realized and unrealized gain (loss) on investments	(0.64)	(0.01)	0.45	0.04	0.18
Total from investment operations	$ (0.18)	$ 0.45	$ 0.92	$ 0.51	$ 0.64
Less distributions declared to shareholders –					
From net investment income	$ (0.46)	$ (0.46)	$ (0.47)	$ (0.47)	$ (0.46)
From net realized gain on investments	(0.12)	(0.03)	(0.13)	(0.08)	—
In excess of net realized gain on investments	(0.00)†	—	—	—	—
Total distributions declared to shareholders	$ (0.58)	$ (0.49)	$ (0.60)	$ (0.55)	$ (0.46)
Net asset value – end of period	$ 10.00	$ 10.76	$ 10.80	$ 10.48	$ 10.52
Total return	(1.56)%	4.25%	8.91%	4.98%	6.25%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.64%	1.69%	1.79%	1.90%	1.96%
Net investment income	4.53%	4.29%	4.36%	4.48%	4.34%
Portfolio turnover	44%	23%	21%	22%	37%
Net assets at end of period (000 omitted)	$10,926	$11,452	$ 8,074	$ 7,281	$ 6,139

§The investment adviser voluntarily waived a portion of its fee, for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.44	$ 0.45	$ 0.46	—	—
Ratios (to average net assets):					
Expenses##	1.82%	1.81%	1.86%	—	—
Net investment income	4.35%	4.17%	4.29%	—	—

†Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Highlights – continued

Arkansas Fund

	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 10.14	$ 10.18	$ 9.72	$ 9.75	$ 9.66
Income from investment operations# –					
Net investment income§	$ 0.50	$ 0.50	$ 0.50	$ 0.50	$ 0.50
Net realized and unrealized gain (loss) on investments	(0.53)	(0.04)	0.46	(0.03)	0.09
Total from investment operations	$ (0.03)	$ 0.46	$ 0.96	$ 0.47	$ 0.59
Less distributions declared to shareholders –					
From net investment income	$ (0.50)	$ (0.50)	$ (0.50)	$ (0.50)	$ (0.50)
In excess of net investment income	—	—	(0.00)†	—	—
Total distributions declared to shareholders	$ (0.50)	$ (0.50)	$ (0.50)	$ (0.50)	$ (0.50)
Net asset value – end of period	$ 9.61	$ 10.14	$ 10.18	$ 9.72	$ 9.75
Total return‡	(0.24)%	4.60%	10.06%	4.87%	6.19%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.72%	0.77%	0.85%	0.92%	0.93%
Net investment income	5.14%	4.92%	4.97%	5.14%	5.10%
Portfolio turnover	28%	12%	15%	9%	6%
Net assets at end of period (000 omitted)	$107,111	$124,644	$134,072	$144,263	$172,907

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.48	$ 0.49	$ 0.49	—	—
Ratios (to average net assets):					
Expenses##	0.90%	0.89%	0.92%	—	—
Net investment income	4.96%	4.80%	4.90%	—	—

†Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Highlights – continued

Arkansas Fund	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 10.14	$ 10.18	$ 9.72	$ 9.75	$ 9.65
Income from investment operations# –					
Net investment income§	$ 0.42	$ 0.43	$ 0.42	$ 0.42	$ 0.42
Net realized and unrealized gain (loss) on investments	(0.53)	(0.04)	0.46	(0.03)	0.10
Total from investment operations	$ (0.11)	$ 0.39	$ 0.88	$ 0.39	$ 0.52
Less distributions declared to shareholders –					
From net investment income	$ (0.41)	$ (0.43)	$ (0.42)	$ (0.42)	$ (0.42)
In excess of net investment income	—	—	0.00†	—	—
Total distributions declared to shareholders	$ (0.41)	$ (0.43)	$ (0.42)	$ (0.42)	$ (0.42)
Net asset value – end of period	$ 9.62	$ 10.14	$ 10.18	$ 9.72	$ 9.75
Total return	(1.02)%	3.91%	9.18%	4.05%	5.43%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.62%	1.43%	1.65%	1.71%	1.76%
Net investment income	4.33%	4.26%	4.15%	4.34%	4.27%
Portfolio turnover	28%	12%	15%	9%	6%
Net assets at end of period (000 omitted)	$ 9,227	$10,609	$ 7,370	$ 7,548	$ 7,950

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.40	$ 0.42	$ 0.41	—	—
Ratios (to average net assets):					
Expenses##	1.80%	1.55%	1.72%	—	—
Net investment income	4.15%	4.14%	4.08%	—	—

†Per share amount was less than $0.01.

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Highlights – continued

California Fund

	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 5.89	$ 5.80	$ 5.47	$ 5.52	$ 5.41
Income from investment operations# –					
Net investment income§	$ 0.29	$ 0.29	$ 0.29	$ 0.30	$ 0.30
Net realized and unrealized gain (loss) on investments	(0.38)	0.09	0.33	(0.05)	0.11
Total from investment operations	$ (0.09)	$ 0.38	$ 0.62	$ 0.25	$ 0.41
Less distributions declared to shareholders –					
From net investment income	$ (0.28)	$ (0.29)	$ (0.29)	$ (0.30)	$ (0.30)
In excess of net investment income	—	(0.00)†	—	—	(0.00)†
Total distributions declared to shareholders	$ (0.28)	$ (0.29)	$ (0.29)	$ (0.30)	$ (0.30)
Net asset value – end of period	$ 5.52	$ 5.89	$ 5.80	$ 5.47	$ 5.52
Total return‡	(1.41)%	6.59%	11.51%	4.55%	7.86%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.51%	0.60%	0.64%	0.66%	0.66%
Net investment income	5.21%	4.82%	5.07%	5.36%	5.48%
Portfolio turnover	40%	26%	49%	78%	69%
Net assets at end of period (000 omitted)	$196,828	$226,903	$222,421	$232,612	$259,817

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

	2000	1999	1998	1997	1996
Net investment income	$ 0.27	$ 0.27	$ 0.28	$ 0.29	$ 0.29
Ratios (to average net assets):					
Expenses##	0.86%	0.77%	0.79%	0.81%	0.81%
Net investment income	4.86%	4.65%	4.92%	5.21%	5.33%

†Per share amount was less than $0.01.

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Highlights – continued

California Fund

	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 5.89	$ 5.80	$ 5.47	$ 5.52	$ 5.41
Income from investment operations# –					
Net investment income§	$ 0.25	$ 0.24	$ 0.24	$ 0.25	$ 0.26
Net realized and unrealized gain (loss) on investments	(0.38)	0.09	0.33	(0.05)	0.11
Total from investment operations	$ (0.13)	$ 0.33	$ 0.57	$ 0.20	$ 0.37
Less distributions declared to shareholders –					
From net investment income	$ (0.24)	$ (0.24)	$ (0.24)	$ (0.25)	$ (0.26)
In excess of net investment income	—	(0.00)†	—	—	(0.00)†
Total distributions declared to shareholders	$ (0.24)	$ (0.24)	$ (0.24)	$ (0.25)	$ (0.26)
Net asset value – end of period	$ 5.52	$ 5.89	$ 5.80	$ 5.47	$ 5.52
Total return	(2.21)%	5.74%	10.62%	3.64%	6.93%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.31%	1.39%	1.44%	1.54%	1.54%
Net investment income	4.38%	4.02%	4.26%	4.48%	4.59%
Portfolio turnover	40%	26%	49%	78%	69%
Net assets at end of period (000 omitted)	$60,367	$61,458	$ 43,790	$36,694	$34,675

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

	2000	1999	1998	1997	1996
Net investment income	$ 0.23	$ 0.22	$ 0.23	$ 0.24	$ 0.24
Ratios (to average net assets):					
Expenses##	1.66%	1.56%	1.59%	1.69%	1.91%
Net investment income	4.03%	3.85%	4.11%	4.33%	4.57%

†Per share amount was less than $0.01.

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Highlights – continued

California Fund					
	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class C				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 5.90	$ 5.81	$ 5.48	$ 5.53	$ 5.42
Income from investment operations# –					
Net investment income§	$ 0.24	$ 0.23	$ 0.23	$ 0.24	$ 0.25
Net realized and unrealized gain (loss) on investments	(0.38)	0.09	0.33	(0.05)	0.11
Total from investment operations	$ (0.14)	$ 0.32	$ 0.56	$ 0.19	$ 0.36
Less distributions declared to shareholders –					
From net investment income	$ (0.23)	$ (0.23)	$ (0.23)	$ (0.24)	$ (0.25)
In excess of net investment income	—	(0.00)†	—	—	(0.00)†
Total distributions declared to shareholders	$ (0.23)	$ (0.23)	$ (0.23)	$ (0.24)	$ (0.25)
Net asset value – end of period	$ 5.53	$ 5.90	$ 5.81	$ 5.48	$ 5.53
Total return	(2.29)%	5.54%	10.39%	3.51%	6.77%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.41%	1.56%	1.64%	1.66%	1.67%
Net investment income	4.32%	3.84%	4.08%	4.37%	4.47%
Portfolio turnover	40%	26%	49%	78%	69%
Net assets at end of period (000 omitted)	$10,482	$10,178	$ 4,396	$ 3,856	$ 4,353

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.22	$ 0.21	$ 0.22	$ 0.23	$ 0.24
Ratios (to average net assets):					
Expenses##	1.76%	1.74%	1.79%	1.81%	1.82%
Net investment income	3.97%	3.66%	3.93%	4.22%	4.32%

†Per share amount was less than $0.01.

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Highlights – continued

Florida Fund					
	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 10.12	$ 10.10	$ 9.64	$ 9.82	$ 9.60
Income from investment operations# –					
Net investment income§	$ 0.50	$ 0.50	$ 0.50	$ 0.51	$ 0.52
Net realized and unrealized gain (loss) on investments	(0.65)	0.02	0.46	(0.18)	0.22
Total from investment operations	$ (0.15)	$ 0.52	$ 0.96	$ 0.33	$ 0.74
Less distributions declared to shareholders –					
From net investment income	$ (0.50)	$ (0.50)	$ (0.50)	$ (0.51)	$ (0.52)
In excess of net investment income	—	—	—	—	(0.00)†
Total distributions declared to shareholders	$ (0.50)	$ (0.50)	$ (0.50)	$ (0.51)	$ (0.52)
Net asset value – end of period	$ 9.47	$ 10.12	$ 10.10	$ 9.64	$ 9.82
Total return‡	(1.38)%	5.25%	10.16%	3.43%	7.81%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.66%	0.69%	0.78%	0.86%	0.86%
Net investment income	5.21%	4.96%	5.03%	5.26%	5.26%
Portfolio turnover	52%	23%	14%	24%	56%
Net assets at end of period (000 omitted)	$64,107	$77,628	$ 77,711	$80,342	$87,553

§The investment adviser voluntarily waived a portion of its fees, for certain periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.48	$ 0.49	$ 0.49	—	$ 0.52
Ratios (to average net assets):					
Expenses##	0.84%	0.81%	0.85%	—	0.90%
Net investment income	5.03%	4.84%	4.96%	—	5.22%

†Per share amount was less than $0.01.

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Highlights – continued

Florida Fund					
	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 10.11	$ 10.09	$ 9.64	$ 9.82	$ 9.60
Income from investment operations# –					
Net investment income§	$ 0.43	$ 0.42	$ 0.42	$ 0.43	$ 0.43
Net realized and unrealized gain (loss) on investments	(0.64)	0.02	0.45	(0.18)	0.22
Total from investment operations	$ (0.21)	$ 0.44	$ 0.87	$ 0.25	$ 0.65
Less distributions declared to shareholders –					
From net investment income	$ (0.43)	$ (0.42)	$ (0.42)	$ (0.43)	$ (0.43)
In excess of net investment income	—	—	—	—	(0.0)†
Total distributions declared to shareholders	$ (0.43)	$ (0.42)	$ (0.42)	$ (0.43)	$ (0.43)
Net asset value – end of period	$ 9.47	$ 10.11	$ 10.09	$ 9.64	$ 9.82
Total return	(2.07)%	4.42%	9.18%	2.56%	6.88%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.45%	1.49%	1.58%	1.72%	1.74%
Net investment income	4.42%	4.16%	4.22%	4.40%	4.36%
Portfolio turnover	52%	23%	14%	24%	56%
Net assets at end of period (000 omitted)	$19,999	$20,813	$16,719	$14,701	$14,448

§The investment adviser voluntarily waived a portion of its fee, for certain periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.41	$ 0.41	$ 0.41	—	$ 0.43
Ratios (to average net assets):					
Expenses##	1.63%	1.61%	1.65%	—	1.78%
Net investment income	4.24%	4.04%	4.15%	—	4.33%

†Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Highlights – continued

Georgia Fund

	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 10.93	$ 10.95	$ 10.38	$ 10.47	$ 10.35
Income from investment operations# –					
Net investment income§	$ 0.52	$ 0.55	$ 0.56	$ 0.56	$ 0.54
Net realized and unrealized gain (loss) on investments	(0.67)	(0.02)	0.56	(0.10)	0.12
Total from investment operations	$ (0.15)	$ 0.53	$ 1.12	$ 0.46	$ 0.66
Less distributions declared to shareholders –					
From net investment income	$ (0.52)	$ (0.55)	$ (0.55)	$ (0.55)	$ (0.54)
In excess of net investment income	—	(0.00)†	—	—	(0.00)†
Total distributions declared to shareholders	$ (0.52)	$ (0.55)	$ (0.55)	$ (0.55)	$ (0.54)
Net asset value – end of period	$ 10.26	$ 10.93	$ 10.95	$ 10.38	$ 10.47
Total return‡	(1.32)%	4.90%	11.02%	4.47%	6.48%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.93%	0.97%	1.03%	1.03%	1.17%
Net investment income	4.98%	4.97%	5.14%	5.34%	5.11%
Portfolio turnover	39%	35%	18%	27%	65%
Net assets at end of period (000 omitted)	$48,054	$56,886	$ 59,546	$59,843	$68,183

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.50	$ 0.54	$ 0.55	$ 0.55	$ 0.53
Ratios (to average net assets):					
Expenses##	1.11%	1.09%	1.13%	1.10%	1.27%
Net investment income	4.80%	4.85%	5.04%	5.27%	5.01%

†Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Highlights – continued

Georgia Fund

	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 10.93	$ 10.95	$ 10.38	$ 10.47	$ 10.36
Income from investment operations# –					
Net investment income§	$ 0.44	$ 0.47	$ 0.48	$ 0.47	$ 0.45
Net realized and unrealized gain (loss) on investments	(0.66)	(0.02)	0.56	(0.09)	0.12
Total from investment operations	$ (0.22)	$ 0.45	$ 1.04	$ 0.38	$ 0.57
Less distributions declared to shareholders –					
From net investment income	$ (0.44)	$ (0.47)	$ (0.47)	$ (0.47)	$ (0.46)
In excess of net investment income	—	(0.00)†	—	—	(0.00)†
Total distributions declared to shareholders	$ (0.44)	$ (0.47)	$ (0.47)	$ (0.47)	$ (0.46)
Net asset value – end of period	$ 10.27	$ 10.93	$ 10.95	$ 10.38	$ 10.47
Total return	(2.06)%	4.22%	10.19%	3.63%	5.52%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.68%	1.72%	1.77%	1.83%	2.00%
Net investment income	4.24%	4.22%	4.39%	4.53%	4.27%
Portfolio turnover	39%	35%	18%	27%	65%
Net assets at end of period (000 omitted)	$14,777	$14,591	$ 10,871	$ 9,995	$10,205

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.42	$ 0.45	$ 0.47	$ 0.47	—
Ratios (to average net assets)					
Expenses##	1.86%	1.84%	1.87%	1.90%	—
Net investment income	4.06%	4.10%	4.29%	4.46%	—

†Per share data amount was less than $0.01.

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Highlights – continued

Maryland Fund					
	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 11.49	$ 11.47	$ 10.89	$ 11.04	$ 10.94
Income from investment operations# –					
Net investment income§	$ 0.53	$ 0.54	$ 0.54	$ 0.57	$ 0.57
Net realized and unrealized gain (loss) on investments	(0.68)	0.02	0.59	(0.16)	0.09
Total from investment operations	$ (0.15)	$ 0.56	$ 1.13	$ 0.41	$ 0.66
Less distributions declared to shareholders –					
From net investment income	$ (0.53)	$ (0.54)	$ (0.54)	$ (0.56)	$ (0.56)
In excess of net investment income	—	—	(0.01)	—	—
Total distributions declared to shareholders	$ (0.53)	$ (0.54)	$ (0.55)	$ (0.56)	$ (0.56)
Net asset value – end of period	$ 10.81	$ 11.49	$ 11.47	$ 10.89	$ 11.04
Total return‡	(1.27)%	4.94%	10.57%	3.75%	6.17%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	0.96%	1.03%	1.09%	1.12%	1.19%
Net investment income	4.85%	4.67%	4.79%	5.21%	5.10%
Portfolio turnover	24%	14%	21%	22%	15%
Net assets at end of period (000 omitted)	$114,957	$131,261	$126,018	$126,405	$139,297
§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:					
Net investment income	$ 0.51	$ 0.53	$ 0.53	$ 0.57	—
Ratios (to average net assets):					
Expenses##	1.14%	1.15%	1.19%	1.19%	—
Net investment income	4.67%	4.55%	4.69%	5.14%	—

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Highlights – continued

Maryland Fund

	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 11.48	$ 11.47	$ 10.88	$ 11.03	$ 10.93
Income from investment operations# –					
Net investment income§	$ 0.46	$ 0.45	$ 0.47	$ 0.50	$ 0.48
Net realized and unrealized gain (loss) on investments	(0.67)	0.02	0.60	(0.17)	0.10
Total from investment operations	$ (0.21)	$ 0.47	$ 1.07	$ 0.33	$ 0.58
Less distributions declared to shareholders –					
From net investment income	$ (0.46)	$ (0.46)	$ (0.47)	$ (0.48)	$ (0.48)
In excess of net investment income	—	—	(0.01)	—	—
Total distributions declared to shareholders	$ (0.46)	$ (0.46)	$ (0.48)	$ (0.48)	$ (0.48)
Net asset value – end of period	$ 10.81	$ 11.48	$ 11.47	$ 10.88	$ 11.03
Total return	(1.82)%	4.18%	9.96%	3.03%	5.41%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.61%	1.68%	1.74%	1.82%	1.91%
Net investment income	4.21%	4.01%	4.12%	4.50%	4.36%
Portfolio turnover	24%	14%	21%	22%	15%
Net assets at end of period (000 omitted)	$26,845	$28,902	$21,622	$17,379	$13,694

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.44	$ 0.45	$ 0.46	$ 0.49	—
Ratios (to average net assets):					
Expenses##	1.79%	1.80%	1.84%	1.89%	—
Net investment income	4.03%	3.89%	4.02%	4.43%	—

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Financial Highlights – continued

Massachusetts Fund

	Year Ended March 31,				
	2000	1999	1998	1997	1996
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 11.35	$ 11.34	$ 10.86	$ 10.98	$ 10.84
Income from investment operations# –					
Net investment income§	$ 0.57	$ 0.58	$ 0.58	$ 0.61	$ 0.60
Net realized and unrealized gain (loss) on investments	(0.76)	(0.01)	0.48	(0.14)	0.14
Total from investment operations	$ (0.19)	$ 0.57	$ 1.06	$ 0.47	$ 0.74
Less distributions declared to shareholders –					
From net investment income	$ (0.56)	$ (0.56)	$ (0.58)	$ (0.59)	$ (0.60)
In excess of net investment income	—	—	(0.00)†	—	(0.00)†
Total distributions declared to shareholders	$ (0.56)	$ (0.56)	$ (0.58)	$ (0.59)	$ (0.60)
Net asset value – end of period	$ 10.60	$ 11.35	$ 11.34	$ 10.86	$ 10.98
Total return‡	(1.57)%	5.11%	9.99%	4.39%	6.95%
Ratios (to average net assets)/Supplemental data§:					
Expenses ##	0.92%	1.00%	1.06%	1.12%	1.17%
Net investment income	5.29%	5.08%	5.18%	5.55%	5.44%
Portfolio turnover	35%	28%	24%	33%	31%
Net assets at end of period (000 omitted)	$207,228	$239,980	$237,861	$234,874	$249,497

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.55	$ 0.57	$ 0.57	$ 0.60	—
Ratios (to average net assets):					
Expenses##	1.10%	1.12%	1.16%	1.19%	—
Net investment income	5.11%	4.96%	5.08%	5.48%	—

†Per share amount was less than $0.01.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

See notes to financial statements.

Financial Highlights – continued

Massachusetts Fund

	Year Ended March 31,				
	2000	**1999**	**1998**	**1997**	**1996**
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value – beginning of period	$ 11.35	$ 11.35	$ 10.87	$ 10.99	$ 10.84
Income from investment operations# –					
Net investment income§	$ 0.50	$ 0.50	$ 0.51	$ 0.53	$ 0.52
Net realized and unrealized gain (loss) on investments	(0.76)	(0.01)	0.48	(0.13)	0.15
Total from investment operations	$ (0.26)	$ 0.49	$ 0.99	$ 0.40	$ 0.67
Less distributions declared to shareholders –					
From net investment income	$ (0.49)	$ (0.49)	$ (0.51)	$ (0.52)	$ (0.52)
In excess of net investment income	—	—	(0.00)†	—	(0.00)†
Total distributions declared to shareholders	$ (0.49)	$ (0.49)	$ (0.51)	$ (0.52)	$ (0.52)
Net asset value – end of period	$ 10.60	$ 11.35	$ 11.35	$ 10.87	$ 10.99
Total return	(2.30)%	4.43%	9.25%	3.66%	6.27%
Ratios (to average net assets)/Supplemental data§:					
Expenses##	1.57%	1.64%	1.71%	1.81%	1.90%
Net investment income	4.64%	4.43%	4.52%	4.81%	4.71%
Portfolio turnover	35%	28%	24%	33%	51%
Net assets at end of period (000 omitted)	$25,743	$25,616	$18,750	$15,204	$11,316

§The investment adviser voluntarily waived a portion of its fee, for certain of the periods indicated. If this fee had been incurred by the Fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.48	$ 0.49	$ 0.50	$ 0.52	—
Ratios (to average net assets):					
Expenses##	1.75%	1.76%	1.81%	1.88%	—
Net investment income	4.46%	4.31%	4.42%	4.74%	—

†Per share amount was less than $0.01.

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

See notes to financial statements.

Notes to Financial Statements

(1) Business and Organization

MFS Alabama Municipal Bond Fund (Alabama Fund), MFS Arkansas Municipal Bond Fund (Arkansas Fund), MFS California Municipal Bond Fund (California Fund), MFS Florida Municipal Bond Fund (Florida Fund), MFS Georgia Municipal Bond Fund (Georgia Fund), MFS Maryland Municipal Bond Fund (Maryland Fund), and MFS Massachusetts Municipal Bond Fund (Massachusetts Fund) are each a non-diversified series of the MFS Municipal Series Trust (the Trust). The Trust is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end investment company.

(2) Significant Accounting Policies

General – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Because each Fund invests primarily in the securities of a single state and its political subdivisions, each Fund is vulnerable to the effects of changes in the legal and economic environment of the particular state.

Investment Valuations – Debt securities (other than short-term obligations which mature in 60 days or less), including listed issues are valued on the basis of valuations furnished by dealers or by a pricing service with consideration to factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates market value. Futures contracts, are reported at market value using closing settlement prices. Securities for which there are no such quotations or valuations are valued at fair value as determined in good faith by the Trustees.

Futures Contracts – Each Fund may enter into futures contracts for the delayed delivery of securities or contracts based on financial indices at a fixed price on a future date. In entering such contracts, each Fund is required to deposit with the broker either in cash or securities an amount equal to a certain percentage of the contract amount. Subsequent payments are made or received by the Fund each day, depending on the daily fluctuations in the value of the contract, and are recorded for financial statement purposes as unrealized gains or losses by the Fund. Each Fund's investment in futures contracts is designed to hedge against anticipated future changes in interest rates or securities prices. Investments in interest rate futures for purposes other than hedging may be made to modify the duration of the portfolio without incurring the additional transaction costs involved in buying and selling the underlying securities. Should interest rates or securities prices move unexpectedly, the Fund may not achieve the anticipated benefits of the futures contracts and may realize a loss.

Investment Transactions and Income – Investment transactions are recorded on the trade date. Interest income is recorded on the accrual basis. All premium and original issue discount is amortized or accreted for financial statement and tax reporting purposes as required by federal income tax regulations. Interest payments received in additional securities are recorded on the ex-interest date in an amount equal to the value of the security on such date. Each Fund uses the effective interest method for reporting interest income on payment-in-kind (PIK) bonds. Some securities may be purchased on a "when-issued" or "forward delivery" basis, which means that the securities will be delivered to the Fund at a future date, usually beyond customary settlement time.

Legal fees and other related expenses incurred to preserve and protect the value of a security owned are added to the cost of the security; other legal fees are expensed. Capital infusions made directly to the security issuer, which are generally non-recurring, incurred to protect or enhance the value of high-yield debt securities, are reported as additions to the cost basis of the security. Costs that are incurred to negotiate the terms or conditions of capital infusions or that are expected to result in a plan of reorganization are reported as realized losses. Ongoing costs incurred to protect or enhance an investment, or costs incurred to pursue other claims or legal actions, are expensed.

Fees Paid Indirectly – Each Fund's custody fee is reduced according to an arrangement that measures the value of cash deposited with the custodian by the Fund. This amount is shown as a reduction of expenses on the Statement of Operations.

Tax Matters and Distributions – The Trust's policy is to comply with the provisions of the Internal Revenue Code (the Code) applicable to regulated investment companies and to distribute to shareholders all of its net income, including any net realized gain on investments. Accordingly, no provision for federal income or excise tax is provided. Distributions paid by each Fund from net interest received on tax-exempt municipal bonds are not includable by shareholders as gross income for federal income tax purposes because each Fund intends to meet certain requirements of the Code applicable to regulated investment companies, which will enable each Fund to pay exempt-interest dividends. The portion of such interest, if any, earned on private activity bonds issued after August 7, 1986, may be considered a tax-preference item to shareholders.

Distributions to shareholders are recorded on the ex-dividend date. The Fund distinguishes between distributions on a tax basis and a financial reporting basis and requires that only distributions in excess of tax basis earnings and profits are reported in the financial statements as distributions from paid-in capital. Differences in the recognition or classification of income between the financial statements and tax earnings and profits, which result in temporary over-distributions for financial statement purposes, are classified as

distributions in excess of net investment income or net realized gains. During the year ended March 31, 2000, the following amounts were reclassified due to permanent differences between book and tax accounting for accrued market discount on disposal of securities:

	Alabama Fund	Arkansas Fund	California Fund	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Increase (decrease):							
Paid-in-capital	$ —	$ (7)	$ 27,986	$ —	$ —	$ (3)	$ 7,749
Accumulated net realized loss on investments	(6,799)	(172,254)	(93,379)	(11,880)	—	(50)	(77,400)
Accumulated undistributed net investment income	6,799	172,261	65,393	11,880	—	53	69,651

These changes had no effect on the net assets or net asset value per share of the Funds.

At March 31, 2000, the following Funds, for federal income tax purposes, had a capital loss carryforward which may be applied against any net taxable realized gains of each succeeding year until the earlier of its utilization or expiration on:

Expiration Date	Alabama Fund	Arkansas Fund	California Fund	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
March 31, 2003	$ —	$ —	$3,034,670	$3,891,711	$ —	$ —	$ 253,082
March 31, 2004	—	6,486,073	403,290	—	662,131	2,378,293	1,732,935
March 31, 2005	—	215,971	588,165	1,290,661	—	1,055,172	405,183
March 31, 2006	—	—	—	781,761	—	—	—
March 31, 2007	—	—	—	—	—	—	242,062
March 31, 2008	208,252	15,758	—	—	—	—	—
Total	$208,252	$6,717,802	$4,026,125	$5,964,133	$662,131	$3,433,465	$2,633,262

Multiple Classes of Shares of Beneficial Interest – Each Fund offers multiple classes of shares, which differ in their respective distribution and service fees. All shareholders bear the common expenses of the Fund based on the value of settled shares outstanding of each class, without distinction between share classes. Dividends are declared separately for each class. Differences in per share dividend rates are generally due to differences in separate class expenses. Class B shares will convert to Class A shares approximately eight years after purchase.

(3) Transactions with Affiliates

Investment Adviser – The Trust has an investment advisory agreement with Massachusetts Financial Services Company (MFS) to provide overall investment advisory and administrative services, and general office facilities. The management fee is computed daily and paid monthly at an annual rate of 0.55% of each Fund's average daily net assets. The investment adviser has voluntarily agreed to waive a portion of its fee with respect to each Fund, which is reflected as a reduction of expenses in the Statement of Operations.

The Trust pays no compensation directly to its Trustees who are officers of the investment adviser, or to officers of the Trust, all of whom receive remuneration for their services to the Fund from MFS. Certain officers and Trustees of the Fund are officers or directors of MFS, MFS Fund Distributors, Inc. (MFD), and MFS Service Center, Inc. (MFSC). Each Fund has an unfunded defined benefit plan for all of its independent Trustees and Mr. Bailey. Included in Trustees' compensation for the year ended March 31, 2000, is a net periodic pension expense for each Fund, as follows:

Alabama Fund	Arkansas Fund	California Fund	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
$2,971	$5,868	$6,199	$5,870	$5,696	$6,043	$6,106

Administrator – The Trust has an administrative services agreement with MFS to provide each Fund with certain financial, legal, shareholder servicing, compliance, and other administrative services. As a partial reimbursement for the cost of providing these services, each Fund pays MFS an administrative fee at the following annual percentages of the Fund's average daily net assets:

First $1 billion	0.0150%
Next $1 billion	0.0125%
Next $1 billion	0.0100%
In excess of $3 billion	0.0000%

Distributor – MFD, a wholly owned subsidiary of MFS, as distributor, received $17,063, $22,313, $53,828, $22,597, $8,538, $34,078, and $46,975 for the year ended March 31, 2000, as its portion of the sales charge on sales of Class A shares of the Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts Funds, respectively.

The Trustees have adopted a distribution plan for Class A, Class B, and Class C shares pursuant to Rule 12b-1 of the Investment Company Act of 1940 as follows:

Each Fund's distribution plan provides that the Fund will pay MFD up to 0.35% per annum of its average daily net assets attributable to Class A shares in order that MFD may pay expenses on behalf of the Fund related to the distribution and servicing of its shares. These expenses include a service fee paid to each securities dealer that enters into a sales agreement with MFD of up to 0.25% per annum of

each Fund's average daily net assets attributable to Class A shares which are attributable to that securities dealer and a distribution fee to MFD of up to 0.10% per annum of each Fund's average daily net assets attributable to Class A shares. MFD retains the service fee for accounts not attributable to a securities dealer, which amounted to $7,400, $4,945, $9,467, $0, $4,838, $19,172, and $71,050 for the Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts Funds, respectively, for the year ended March 31, 2000. Fees incurred under the distribution plan during the year ended March 31, 2000, were 0.25%, 0.10%, 0.10%, 0.00%, 0.25%, 0.35%, and 0.35% of each Fund's average daily net assets attributable to Class A shares on an annualized basis for Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts Funds, respectively. Payments of the 0.10% per annum Class A distribution fee will be implemented on such date as the Trustees of the Trust may determine for the Alabama, Arkansas, California, Florida, and Georgia Funds. Payment of the 0.25% per annum Class A service fee by the Florida Fund will commence on such date as the Trustees of the Trust may determine. In the case of the Arkansas and California Funds, a portion of the service fee is currently being paid by each Fund; payment of the remaining portion of the Class A service fee will become payable on such date as the Trustees of the Trust may determine.

Each Fund's distribution plan provides that the Fund will pay MFD a distribution fee of 0.75% per annum, and a service fee of up to 0.25% per annum, of the Fund's average daily net assets attributable to Class B and Class C shares. MFD will pay to securities dealers that enter into a sales agreement with MFD all or a portion of the service fee attributable to Class B and Class C shares, and will pay to such securities dealers all of the distribution fee attributable to Class C shares. The service fee is intended to be consideration for services rendered by the dealer with respect to Class B and Class C shares. MFD retains the service fee for accounts not attributable to a securities dealer, which amounted to $801, $649, $1,348, $0, $1,937, $1,752, and $1,201 for the Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts Funds, respectively, for Class B shares, for the year ended March 31, 2000. MFS retained no service fees with respect to California Class C shares. Fees incurred under the distribution plan during the year ended March 31, 2000, were 1.00%, 1.00%, 0.90%, 0.79%, 1.00%, 1.00%, and 1.00% of each Fund's average daily net assets attributable to Class B shares for Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts Funds, respectively, on an annualized basis. Fees incurred under the distribution plan for the year ended March 31, 2000, were 1.00% of the Fund's average daily net assets attributable to Class C shares of the California Fund on an annualized basis. Except in the case of the 0.25% per annum first year Class B service fee, payments by the Florida Fund will be suspended until such date as the Trustees of the Trust may determine. In the case of the Arkansas and California Funds, except in the case of the 0.25% per annum first year Class B service fee is currently 0.10% per annum on Class B shares held over one year.

Certain Class A and Class C shares are subject to a contingent deferred sales charge in the event of a shareholder redemption within 12 months following purchase. A contingent deferred sales charge is imposed on shareholder redemption's of Class B shares in the event of a shareholder redemption within six years of purchase. MFD receives all contingent deferred sales charges. Contingent deferred sales charges imposed during the year ended March 31, 2000, for Class A, Class B, and Class C shares, were as follows.

CDSC Imposed	Alabama Fund	Arkansas Fund	California Fund	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Class A	$ —	$ —	$ 11,599	$ 9,433	$ —	$ 855	$ 9,382
Class B	53,709	36,185	149,300	80,799	28,795	81,284	100,946
Class C	—	—	7,727	—	—	—	—

Shareholder Servicing Agent – MFSC, a wholly owned subsidiary of MFS, earns a fee for its services as shareholder servicing agent. The fee is calculated as a percentage of each Fund's average daily net assets at an effective annual rate of 0.10%.

(4) Portfolio Securities

Purchases and sales of investments, other than U.S. government securities, purchased option transactions, and short-term obligations were as follows (000 Omitted):

	Alabama Fund	Arkansas Fund	California Fund	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Purchases	$37,033	$34,728	$111,015	$46,229	$25,115	$35,267	$ 84,918
Sales	36,439	46,936	117,638	53,205	27,531	44,328	103,719

The cost and unrealized appreciation or depreciation in value of the investments owned by each Fund, as computed on a federal income tax basis, are as follows (000 Omitted):

	Alabama Fund	Arkansas Fund	California Fund	Florida Fund	Georgia Fund	Maryland Fund	Massachusetts Fund
Aggregate cost	$81,840	$111,708	$262,581	$81,911	$61,150	$137,076	$233,710
Gross unrealized appreciation	$ 2,259	$ 4,523	$ 11,361	$ 2,401	$ 2,380	$ 4,907	$ 7,787
Gross unrealized depreciation	(1,913)	(1,566)	(8,097)	(2,014)	(1,573)	(2,108)	(5,909)
Net unrealized appreciation	$ 346	$ 2,957	$ 3,264	$ 387	$ 807	$ 2,799	$ 1,878

(5) Shares of Beneficial Interest

The Trust's Declaration permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest. Transactions in Fund shares were as follows:

Class A Shares	Alabama Fund		Arkansas Fund		California Fund	
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	1,105	$ 11,362	588	$ 5,723	4,419	$ 24,781
Shares issued to shareholders in reinvestment of distributions	219	2,214	278	2,694	853	4,763
Shares reacquired	(913)	(9,232)	(2,017)	(19,437)	(8,108)	(45,059)
Net increase (decrease)	411	$ 4,344	(1,151)	$ (11,020)	(2,836)	$ (15,515)
Year Ended March 31, 1999 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	350	$ 3,786	645	$ 6,578	9,249	$ 54,429
Shares issued to shareholders in reinvestment of distributions	147	1,585	287	2,920	805	4,733
Shares reacquired	(626)	(6,769)	(1,805)	(18,400)	(9,889)	(58,042)
Net increase (decrease)	(129)	$ (1,398)	(873)	$ (8,902)	165	$ 1,120

	Florida Fund		Georgia Fund		Maryland Fund	
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	1,923	$ 18,244	238	$ 2,467	594	$ 6,536
Shares issued to shareholders in reinvestment of distributions	142	1,367	130	1,344	279	3,043
Shares reacquired	(2,970)	(28,138)	(890)	(9,189)	(1,670)	(18,189)
Net decrease	(905)	$ (8,527)	(522)	$ (5,378)	(797)	$ (8,610)
Year Ended March 31, 1999 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	1,787	$ 18,187	446	$ 4,905	1,116	$ 12,890
Shares issued to shareholders in reinvestment of distributions	144	1,465	140	1,543	276	3,173
Shares reacquired	(1,954)	(19,860)	(821)	(9,029)	(950)	(10,972)
Net increase (decrease)	(23)	$ (208)	(235)	$ (2,581)	442	$ 5,091

	Massachusetts Fund	
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**
Shares sold	1,386	$ 15,059
Shares issued to shareholders in reinvestment of distributions	490	5,262
Shares reacquired	(3,468)	(37,122)
Net decrease	(1,592)	$ (16,801)
Year Ended March 31, 1999 (000 Omitted)	**Shares**	**Amount**
Shares sold	3,151	$ 35,768
Shares issued to shareholders in reinvestment of distributions	478	5,440
Shares reacquired	(3,449)	(39,192)
Net increase	180	$ 2,016

Class B Shares	Alabama Fund		Arkansas Fund		California Fund	
Year Ended March 31, 2000 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	259	$ 2,682	117	$ 1,140	2,882	$ 16,250
Shares issued to shareholders in reinvestment of distributions	33	330	23	223	218	1,211
Shares reacquired	(263)	(2,653)	(227)	(2,199)	(2,588)	(14,343)
Net increase (decrease)	29	$ 359	(87)	$ (836)	512	$ 3,118
Year Ended March 31, 1999 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	359	$ 3,885	401	$ 4,093	4,033	$ 23,717
Shares issued to shareholders in reinvestment of distributions	20	214	18	179	160	941
Shares reacquired	(62)	(672)	(97)	(991)	(1,312)	(7,691)
Net increase	317	$ 3,427	322	$ 3,281	2,881	16,967

	Florida Fund		Georgia Fund		Maryland Fund	
Year Ended March 31, 2000 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	804	$ 7,728	432	$ 4,486	455	$ 4,999
Shares issued to shareholders in reinvestment of distributions	34	322	27	282	66	720
Shares reacquired	(783)	(7,418)	(355)	(3,636)	(555)	(5,997)
Net increase (decrease)	55	$ 632	104	$ 1,132	(34)	$ (278)
Year Ended March 31, 1999 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	693	$ 7,051	491	$ 5,396	818	$ 9,437
Shares issued to shareholders in reinvestment of distributions	24	246	20	223	50	574
Shares reacquired	(316)	(3,207)	(169)	(1,859)	(236)	(2,715)
Net increase	401	$ 4,090	342	$ 3,760	632	7,296

	Massachusetts Fund	
Year Ended March 31, 2000 (000 Omitted)	Shares	Amount
Shares sold	653	$ 7,062
Shares issued to shareholders in reinvestment of distributions	64	684
Shares reacquired	(545)	(5,828)
Net increase	172	$ 1,918
Year Ended March 31, 1999 (000 Omitted)	Shares	Amount
Shares sold	845	$ 9,619
Shares issued to shareholders in reinvestment of distributions	47	536
Shares reacquired	(288)	(3,276)
Net increase	604	$ 6,879

Class C Shares	California Fund	
Year Ended March 31, 2000 (000 Omitted)	Shares	Amount
Shares sold	990	$ 5,521
Shares issued to shareholders in reinvestment of distributions	41	227
Shares reacquired	(859)	(4,749)
Net increase	172	$ 999
Year Ended March 31, 1999 (000 Omitted)	Shares	Amount
Shares sold	1,346	$ 7,950
Shares issued to shareholders in reinvestment of distributions	23	135
Shares reacquired	(401)	(2,358)
Net increase	968	$ 5,727

(6) Line of Credit

The Trust and other affiliated funds participate in an $820 million unsecured line of credit provided by a syndication of banks under a line of credit agreement. Borrowings may be made to temporarily finance the repurchase of Fund shares. Interest is charged to each fund, based on its borrowings, at a rate equal to the bank's base rate. In addition, a commitment fee, based on the average daily unused portion of the line of credit, is allocated among the participating funds at the end of each quarter. The commitment fee allocated to each of the Funds for the year ended March 31, 2000, ranged from $267 to $1,983.

(7) Financial Instruments

Each Fund trades financial instruments with off-balance-sheet risk in the normal course of its investing activities in order to manage exposure to market risks such as interest rates. These financial instruments include futures contracts. The notional or contractual amounts of these instruments represent the investment each Fund has in particular classes of financial instruments and does not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered.

Futures Contracts

Fund	Description	Expiration	Contracts	Position	Unrealized Appreciation (Depreciation)
Alabama Fund	U.S. Treasury Bonds	June 2000	6	Short	$ (17,344)
	Municipal Bond Index	June 2000	31	Long	77,651
					$ 60,307
Arkansas Fund	U.S. Treasury Bonds	June 2000	10	Short	$ (30,690)
	Municipal Bond Index	June 2000	34	Long	86,966
					$ 56,276
California Fund	Municipal Bond Index	June 2000	99	Long	$236,159
Florida Fund	Municipal Bond Index	June 2000	16	Long	$ 38,123
Maryland Fund	U.S. Treasury Bonds	June 2000	10	Short	$ (29,055)
	Municipal Bond Index	June 2000	75	Long	180,649
					$151,594
Massachusetts Fund	Municipal Bond Index	June 2000	54	Long	$105,817

At March 31, 2000, the Funds had sufficient cash and/or securities to cover any commitments under these contracts.

(8) Restricted Securities

Each Fund may invest not more than 15% of its net assets in securities which are subject to legal or contractual restrictions on resale. At March 31, 2000, the Alabama, Arkansas, California, Florida, Georgia, Maryland, and Massachusetts Funds owned the following restricted securities (constituting 7.0%, 3.4%, 6.1%, 3.0%, 7.3%, 4.2%, and 7.0% of each Fund's net assets, respectively) which may not be publicly sold without registration under the Securities Act of 1933. Each Fund does not have the right to demand that such securities be registered. The values of these securities is determined by valuations furnished by dealers or by a pricing service, or if not available, are valued at fair value in good faith by the Trustees.

Fund	Description	Date of Acquisition	Share/Par Amount	Cost	Value
Alabama Fund	Guam Power Authority Rev., RITES, AMBAC, 5.956s 2013	5/20/99	$ 500,000	$ 536,360	$ 493,020
	Guam Power Authority Rev., RITES, AMBAC, 5.956s 2018	5/20/99	4,500,000	4,376,790	3,828,510
	Puerto Rico Public Finance Corp., RITES, FSA, 6.857s, 2013	9/30/99	500,000	509,110	519,990
	Puerto Rico Public Finance Corp., RITES, AMBAC, 6.857s, 2016	3/31/99	500,000	569,030	504,590
	Puerto Rico Municipal Finance Agency, RITES, FSA, 6.857s, 2017	1/6/00	500,000	469,080	503,690
					$ 5,849,800
Arkansas Fund	Puerto Rico Municipal Finance Agency, FSA, 6.857s, 2017	1/6/00	735,000	$ 689,547	$ 740,424
	Puerto Rico Municipal Finance Agency, FSA, 6.857s, 2018	1/6/00	3,250,000	3,006,835	3,246,750
					$ 3,987,174
California Fund	Los Angeles, CA, FGIC, 6.357s, 2014	7/20/99	5,405,000	$5,664,400	$ 5,467,049
	State of California, 7.357s, 2017	1/3/00	1,250,000	1,230,275	1,300,600
	State of California, FGIC, 5.357s, 2015	3/10/99	5,000,000	4,922,400	4,185,300
	University of California Rev., MBIA, 6.107s, 2016	5/21/99	5,705,000	5,781,505	5,339,424
					$16,292,373
Florida Fund	State of Florida, Dept. of Transportation, RITES, 5.169s, 2017	4/9/99	3,000,000	$3,042,840	$ 2,547,840
Georgia Fund	Atlanta, GA, Water & Wastewater Rev., FGIC, 6.167s, 2016	4/20/99	4,000,000	$4,643,832	$ 4,038,960
	Commonwealth of Puerto Rico, Municipal Finance Agency, FSA, 7.857s, 2016	1/6/00	500,000	519,501	545,250
					$ 4,584,210
Maryland Fund	Guam Power Authority Rev., AMBAC, 5.956s, 2015	5/20/99	1,680,000	$1,760,909	$ 1,619,856
	Puerto Rico Electric Power Authority, Power Rev., FSA, 6.357s, 2015	9/16/99	1,400,000	1,367,100	1,355,872
	Puerto Rico Municipal Finance Agency, FSA, 6.857s, 2019	1/6/00	1,000,000	905,080	983,220
	Puerto Rico Public Finance Corp., AMBAC, 6.857s, 2013	9/30/99	500,000	509,110	519,990
	Puerto Rico Public Finance Corp., AMBAC, 6.857s, 2016	3/31/99	1,520,000	1,729,851	1,533,953
					$ 6,012,891
Massachusetts Fund	Dudley-Charleton, MA, Regional School District, FGIC, 5.864s, 2015	4/28/99	1,365,000	$1,496,267	$ 1,330,411
	Dudley-Charleton, MA, Regional School District, FGIC, 5.864s, 2016	4/28/99	1,430,000	1,553,887	1,377,233
	Dudley-Charleton, MA, Regional School District, FGIC, 5.864s, 2018	4/28/99	1,565,000	1,684,245	1,468,064
	Massachusetts Water Resource Authority, RITES, 8.192s, 2019	3/23/00	4,010,000	4,742,140	4,924,520
	Plymouth County, MA, Correctional Facilities, AMBAC, 5.125s, 2018	3/5/99	5,000,000	4,979,102	4,605,650
	Puerto Rico Public Finance Corp., AMBAC, 6.857s, 2016	3/31/99	2,500,000	2,831,589	2,522,950
					$16,228,828

Independent Auditors' Report

To The Trustees of MFS Municipal Trust and Shareholders of the Portfolios of MFS Municipal Series Trust:

We have audited the accompanying statements of assets and liabilities, including the portfolio of investments, of MFS Alabama Municipal Bond Fund, MFS Arkansas Municipal Bond Fund, MFS California Municipal Bond Fund, MFS Florida Municipal Bond Fund, MFS Georgia Municipal Bond Fund, MFS Maryland Municipal Bond Fund, and MFS Massachusetts Municipal Bond Fund (portfolios of MFS Municipal Series Trust) as of March 31, 2000, the related statements of operations for the year then ended, the statements of changes in net assets for the years ended March 31, 2000 and March 31, 1999, and the financial highlights for each of the years in the five-year period ended March 31, 2000. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the securities owned at March 31, 2000 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of each of the aforementioned portfolios of MFS Municipal Series Trust as of March 31, 2000, the results of its operations, the changes in its net assets, and its financial highlights for the respective stated periods in conformity with generally accepted accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
May 4, 2000

Federal Tax Information

In January 2001, shareholders will be mailed a Tax Form Summary reporting the federal tax status of all distributions paid during the calendar year 2000.

For federal income tax purposes, approximately 99% of the total dividends paid by each Fund from net investment income during the year ended March 31, 2000, is designated as an exempt-interest dividend.

The Alabama Fund has designated $987,859 as a capital gain dividend for the year ended March 31, 2000.

MFS Family of Funds®

MFS offers a range of mutual funds to meet investors' varying financial needs and goals. The funds are placed below in descending order of the level of risk and reward each one offers in relation to the others in that asset class.[1] The objective of the fund you choose should correspond to your financial needs and goals.

HIGHER RISK/HIGHER REWARD POTENTIAL

BOND FUNDS

- **MFS® Global Governments Fund[2]**
- **MFS® High Yield Opportunities Fund**
- **MFS® High Income Fund**
- **MFS® Municipal High Income Fund**
- **MFS® Strategic Income Fund**
- **MFS® Municipal State Funds**
  AL, AR, CA, FL, GA, MD, MA, MS, NY, NC, PA, SC, TN, VA, WV
- **MFS® Municipal Income Fund**
- **MFS® Bond Fund**
- **MFS® Municipal Bond Fund**
- **MFS® Government Securities Fund**
- **MFS® Government Mortgage Fund**
- **MFS® Intermediate Income Fund**
- **MFS® Municipal Limited Maturity Fund**
- **MFS® Limited Maturity Fund**
- **MFS® Government Limited Maturity Fund**

STOCK FUNDS

- **MFS® Technology Fund**
- **MFS® Emerging Markets Equity Fund[1]**
- **MFS® Managed Sectors Fund**
- **MFS® New Discovery Fund[3]**
- **MFS® Emerging Growth Fund**
- **MFS® Mid Cap Growth Fund**
- **MFS® International Growth Fund**
- **MFS® Research International Fund**
- **MFS® Global Growth Fund[2]**
- **MFS® Strategic Growth Fund**
- **MFS® Core Growth Fund**
- **MFS® Research Fund**
- **MFS® International Growth and Income Fund**
- **MFS® Global Equity Fund[2]**
- **MFS® Capital Opportunities Fund**
- **Massachusetts Investors Growth Stock Fund**
- **MFS® Growth Opportunities Fund**
- **MFS® Large Cap Growth Fund**
- **MFS® Union Standard® Equity Fund**
- **MFS® Research Growth and Income Fund**
- **Massachusetts Investors Trust**
- **MFS® Equity Income Fund**
- **MFS® Utilities Fund**
- **MFS® Global Total Return Fund[2]**
- **MFS® Total Return Fund**
- **MFS® Global Asset Allocation Fund[2]**

LOWER RISK/LOWER REWARD POTENTIAL

[1]For information on the specific risks, charges, and expenses associated with any MFS fund, refer to the prospectus. Read it carefully before investing or sending money.

[2]Formerly MFS®/Foreign & Colonial Emerging Markets Equity Fund.

[3]Shares of the Fund are no longer available for sale to new shareholders, except for participants making contributions through certain retirement plans qualified under 401(a) or 403(b) of the Internal Revenue Code of 1986, as amended. Shares of the Fund will continue to be available for sale to current shareholders of the Fund.

MFS® Municipal Series Trust

Investment Adviser

Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116-3741

Distributor

MFS Fund Distributors, Inc.
500 Boylston Street
Boston, MA 02116-3741

Chairman and President

*Jeffrey L. Shames**

Portfolio Managers

*Michael L. Dawson**
*Geoffrey L. Schechter**

Treasurer

*W. Thomas London**

Assistant Treasurers

*Mark E. Bradley**
*Ellen Moynihan**
*James O. Yost**

Secretary

*Stephen E. Cavan**

Assistant Secretary

*James R. Bordewick, Jr.**

Custodian

State Street Bank and Trust Company

Auditors

Deloitte & Touche LLP

Investor Information

For information on MFS mutual funds, call your investment professional or, for an information kit, call toll free: 1-800-637-2929 any business day from 9 a.m. to 5 p.m. Eastern time (or leave a message anytime).

Investor Service

MFS Service Center, Inc.
P.O. Box 2281
Boston, MA 02107-9906

For general information, call toll free: 1-800-225-2606 any business day from 8 a.m. to 8 p.m. Eastern time.

For service to speech- or hearing-impaired, call toll free: 1-800-637-6576 any business day from 9 a.m. to 5 p.m. Eastern time. (To use this service, your phone must be equipped with a Telecommunications Device for the Deaf.)

For share prices, account balances, and exchanges, or stock and bond outlooks, call toll free: 1-800-MFS-TALK (1-800-637-8255) anytime from a touch-tone telephone.

World Wide Web

www.mfs.com

†Independent Trustee
*MFS Investment Management

MFS® Municipal Series Trust

MFS® Alabama Municipal Bond Fund
MFS® Arkansas Municipal Bond Fund
MFS® California Municipal Bond Fund
MFS® Florida Municipal Bond Fund
MFS® Georgia Municipal Bond Fund
MFS® Maryland Municipal Bond Fund
MFS® Massachusetts Municipal Bond Fund

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INVESTMENT MANAGEMENT
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